Exhibit 99.1

BALLARD™

KUKA

2024

Notice of Annual Meeting and Management Proxy Circular

Here for life™

ballard.com

ABOUT BALLARD POWER SYSTEMS

Ballard Power Systems’ (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning anticipated markets for our products, implementation of government policy initiatives, planned manufacturing capacity expansion, product cost reduction activities and planned investments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management’s discussion & analysis.

Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this document and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway

Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2024 Annual Meeting (the “Meeting”) will be held on Wednesday, June 5, 2024, at 1:00 p.m. (Pacific Daylight Time). As last year, this year's Meeting will be a virtual meeting of shareholders. You will be able to attend the Meeting, vote and submit your questions during the Meeting via live webcast by visiting www.virtualshareholdermeeting.com/BLDP2024. The Meeting will be held for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2023, and the report of our auditors thereon;
2.	To elect our directors for the ensuing year;
3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;
4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting Ballard’s approach to executive compensation;
5.	To consider and, if thought appropriate, to approve resolutions to re-confirm and approve Ballard’s Equity-based Compensation Plans; and
6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting are included with this Notice.

To participate in the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/BLDP2024 and log-in using the 16-digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 1:00 p.m. (Pacific Daylight Time) on Wednesday, June 5, 2024. Online check-in will begin 15 minutes prior, at 12:45 p.m. (PDT). You should allow ample time for online check-in procedures. The webcast Meeting allows you to attend the Meeting live, submit questions and submit your vote while the Meeting is being held if you have not done so in advance of the Meeting. For any technical difficulties experienced during the check-in process or during the Meeting, please call the number located on the virtual meeting page. Guests will be able to attend the Meeting through the live webcast only, by joining the webcast as a guest at www.virtualshareholdermeeting.com/BLDP2024. They will not be able to submit questions or vote.

DATED at Burnaby, British Columbia, April 8, 2024.

BY ORDER OF THE BOARD “Kerry Hillier”

Kerry Hillier Corporate Secretary Ballard Power Systems Inc.

Letter from JAMES ROCHE Board Chair

Fellow Shareholders:

Overall, valuations in the clean energy sector were battered in 2023, challenged with sticky inflation and interest rate headwinds. While significantly outperforming our hydrogen and fuel cell peer group, Ballard shares lost value on an absolute basis in 2023. This outcome is in sharp contrast to an increasingly constructive policy landscape and growing customer momentum.

Driven by the enduring themes of decarbonization and energy security, the energy transition attained important milestones in 2023, particularly in the US and Europe. In addition, the value of announced hydrogen projects increased substantially.

Knowing the energy transition will take time and require sustained investment, our focus is resolutely on investing for the long-term while protecting our balance sheet. In 2023, we sharpened our focus. We rationalized our product portfolio, reduced the number of active product development programs, dropped new corporate development investments, and discontinued certain legacy products and non-core activities. We delivered underlying financial performance consistent with management expectations, secured new customer platform wins, increased orders for certain existing customers, expanded our product order backlog, and achieved outstanding results on product cost reduction activities.

Amidst an increasingly complex and dynamic macroeconomic and geopolitical environment, your Board was very active in 2023, including on strategy, performance management, talent, product roadmap, and manufacturing capacity expansion plans. The Board supported management’s recommendation to pivot from our MEA localization plan in China in favor of prioritizing the US as our next market for capacity expansion. The Board visited our facility in Denmark to learn more about our European market opportunities, including for fuel cell buses, marine applications, and stationary power. We continued our work on ESG, including oversight on our 2030 net carbon zero plan and our DE&I initiatives.

For 2024, we expect continued positive policy developments. We also expect continued progress with our customers, product development programs, and product cost reduction programs.

On behalf of the Board, I want to thank Kevin Jiang and Sherman Sun, who both retired as Ballard Board members as of December 31st, 2023, after serving as Weichai’s nominees for the past five years. We welcome Michael Chen and Yingbo Wang, our current Weichai nominees.

We are also pleased to welcome Jaqueline Dedo, who joined the Board in March. Jaqui brings relevant experience to the Board with her background in the transportation industry, including electrified propulsion in heavy-duty mobility, while also bringing complementary competencies related to strategy, innovation, technology, and corporate governance.

As we celebrate Ballard’s 45th anniversary in 2024, innovation remains central to our DNA. I would like to thank our employees for their integrity, customer focus, innovation, and dedication.

We also thank our shareholders for your ongoing support as we continue to position your company for long-term growth, profitability, and value creation.

“James Roche”

James Roche

Board Chair of Directors

Ballard Power Systems Inc.

EXECUTIVE SUMMARY

SUMMARY OF THE MEETING

The highlights of the Meeting are outlined below. Please take the time to read the full document prior to voting your Shares.

MATTERS TO BE VOTED ON

Item	Board’s Recommendation	For more information
Election of Directors	FOR	See below, page 8 and 12
Appointment of Auditors	FOR	See page 8
Advisory vote to approve Named Executive Officer compensation	FOR	See page 9
Equity-based Compensation Plans	FOR	See page 9

ELECTION OF DIRECTORS

Shareholders will be asked to vote on our director nominees below. See Section 2: Business of the Meeting. Each of our director nominees has CEO/executive leadership experience and experience developing and implementing corporate strategy, and further contributes their expertise in the areas listed. For more information concerning our director nominees, see Section 3: Election of Directors.

Director Nominee	Director Since	Age	Committees	2023 Meeting Attendance	Other Public Boards	Expertise
Kathy Bayless	2021	66	Audit SGC	100%	2	● Financial literacy ● M&A and capital markets ● Corporate governance ● Global markets
Michael Chen	2024	40	n/a	n/a	-	● Technology ● Hydrogen economy ● Transportation and mobility ● Global markets
Jacqueline Dedo	2024	63	n/a	n/a	3	● M&A and capital markets ● Corporate governance ● People and compensation ● Technology ● Transportation and mobility ● Global markets
Douglas P. Hayhurst	2012	77	Audit (Chair) PCC	100%	-	● Financial literacy ● M&A and capital markets ● Corporate governance ● People and compensation ● Hydrogen economy ● Global markets
Randy MacEwen	2014	55	n/a	100%	1	● Financial literacy ● M&A and capital markets ● Corporate governance ● People and compensation ● Hydrogen economy ● Global markets

Director Nominee	Director Since	Age	Committees	2023 Meeting Attendance	Other Public Boards	Expertise
Hubertus M. Muehlhaeuser	2021	54	Commercial PCC (Chair)	100%	-	● Financial literacy ● M&A and capital markets ● Corporate governance ● People and compensation ● Transportation and mobility ● Global markets
Marty Neese	2015	61	Commercial (Chair) SGC	100%	-	● Technology ● Hydrogen economy ● Global markets
James Roche	2015	61	Audit Commercial PCC SGC	100%	1	● Financial literacy ● Corporate governance ● Technology ● Global markets ● Sales/marketing
Janet Woodruff	2017	67	Audit PCC SGC (Chair)	94%(1)	2	● Financial literacy ● M&A and capital markets ● Corporate governance ● People and compensation ● Global markets
Yingbo Wang	2024	39	n/a	n/a	-	● Technology ● Hydrogen economy ● Transportation and mobility ● Sales/marketing

Audit = Audit Committee | Commercial = Commercial Committee | PCC = People & Compensation Committee

SGC = Sustainability & Governance Committee

(1) Ms. Woodruff was unable to attend an Audit Committee meeting in November 2023.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. See Section 2: Business of the Meeting.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholders may take part in our advisory vote on executive compensation to have a say in the compensation of our executive team. See more information in Section 2: Business of the Meeting.

EQUITY-BASED COMPENSATION PLANS

The TSX requires that the unallocated entitlements under equity-based compensation plans of a listed issuer be re-approved by a majority of the issuer’s directors and by its shareholders every three years if the plans do not have a fixed maximum number of securities that can be issued under them.

Ballard is proposing to amend the terms of its Option Plan and SDP to, among other things, reduce the maximum number of Ballard’s Shares available for issuance under them; to reflect recent changes made to the executive compensation program; and to allow for granting of RSUs to directors as part of their compensation. See more information in Section 2: Business of the Meeting.

1:	VOTING INFORMATION

Distribution of Meeting Materials to Beneficial Shareholders

Ballard has distributed copies of the notice-and-access notice and voting instruction form to the depositories and intermediaries for onward distribution to beneficial shareholders. Beneficial shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting, Circular, and annual report containing our financial statements and related management’s discussion and analysis. If you are a beneficial shareholder and Ballard or its agent has sent these materials directly to you, your name and address and information about your holdings and securities have been obtained in accordance with securities regulatory requirements from the intermediary holding on your behalf.

OBTAINING A PAPER COPY OF THE CIRCULAR AND FINANCIAL STATEMENTS

In lieu of mailing the Notice of Meeting, Circular and annual report containing our audited financial statements and management's discussion and analysis for the year ended December 31, 2023, Ballard is using notice-and-access to provide an electronic copy of these documents to registered shareholders and beneficial shareholders by posting them on www.ballard.com and on Ballard's profile on SEDAR+ (www.sedarplus.ca). For more information regarding notice-and-access, you may call toll free at 1-844-916-0609 (English) or 1-844-973-0593 (French), from Canada or the United States.

If you wish to obtain a paper copy of these documents, you may call toll free at 1-877-907-7643, from Canada or the United States and enter the 16-digit control number located on your form of proxy or voting instruction form.

If you do not have a control number, please call toll free at

●	1-844-916-0609 (English) or 1-844-973-0593 (French) within North America or
●	1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America.

You must call to request a paper copy by May 22, 2024, in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy. If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request. Ballard will provide a paper copy of the documents to any registered or beneficial shareholder upon request for a period of one year following the date of the filing of this Circular on SEDAR+ (www.sedarplus.ca).

If you have standing instructions to receive paper copies of these documents and would like to revoke them, please call the individual who services your account.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Wednesday, June 5, 2024, at 1:00 p.m. (Pacific Daylight Time), or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Circular and the related materials are first being sent to registered shareholders is April 26, 2024.

HOW TO VOTE

Shareholders are encouraged to vote in advance of the Meeting at www.proxyvote.com.

Even if you currently plan to participate in the Meeting, you should consider voting your Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or if you are unable to access the Meeting for any reason.

Vote Options

VOTE BY INTERNET:

To vote by Internet, visit www.proxyvote.com or scan the QR Code to access the website. You will need your 16-digit control number located on the form of proxy/voting instruction form. Vote cut-off is 5:00 p.m. (PDT) on Monday, June 3, 2024.

VOTE BY MAIL:

Return the completed, signed and dated form of proxy/voting instruction form by mail in the business reply envelope to: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9.

VOTE BY TELEPHONE:

As an alternative, you may enter your vote instruction by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number located on the form of proxy/voting instruction form.

Appointee Instructions

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will reduce the risk of any mail disruptions in the current environment and will allow you to share the Appointee Information you have created with any other person you have appointed to represent you at the Meeting more easily. If you do not designate the Appointee Information when completing your form of proxy or voting information form or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the Meeting on your behalf, that other person will not be able to access the Meeting and vote on your behalf.

You must provide your Appointee the exact name and eight-character Appointee Identification Number to access the Meeting. Appointees can only be validated at the Meeting using the exact name and eight-character Appointee Identification Number you enter.

If you do not create an eight-character Appointee Identification Number, your appointee will not be able to access the Meeting.

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the form of proxy by no later than 5:00 p.m. (PDT) on Monday, June 3, 2024, or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in B.C.) prior to the reconvened meeting (the proxy cut-off). If you prefer, you may also complete and return your form of proxy to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9. Broadridge must receive your completed form of proxy or voting instruction form prior to the proxy deadline.

Providing your voting instructions or voting by proxy cut-off will ensure your vote is counted at the Meeting even if you later decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing Your Voting Instructions

If you change your mind about how you want to vote your Shares, you can revoke your proxy form or voting instruction form by voting again on the internet or by phone.

Registered shareholders can revoke their instructions by delivering a signed written notice executed by the registered shareholder or by his or her attorney authorized in writing or, where the registered shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

●	Broadridge Investor Communications Corporation at 2601 14th Avenue, Markham, Ontario L3R 0H9, at any time up to and including the last business day preceding the day of the Meeting;

●	Ballard’s registered office at any time up to and including the last business day preceding the day of the Meeting; or
●	the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial shareholders who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete and submit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions.

If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the Record Date of April 8, 2024, we had 299,387,469 Shares issued and outstanding, each carrying the right to one vote. Every individual who is present as a registered shareholder or as a representative of one or more corporate registered shareholders, or who is holding a proxy on behalf of a registered shareholder who is not present at the Meeting, will have one vote for each Share recorded in the registered shareholder’s name in Ballard’s central securities register.

As of the Record Date, Weichai Power Co., Ltd. (“Weichai”) beneficially owns 46,131,712 Shares, representing 15.4% of all issued and outstanding Shares, each carrying the right to one vote. As of the Record Date, to the knowledge of our directors and executive officers, no other person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No one who has been a director, director nominee or executive officer of ours at any time since January 1, 2024, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

2:	BUSINESS OF THE MEETING

REPORT OF MANAGEMENT AND CONSOLIDATED FINANCIAL STATEMENTS

The report of management and the audited consolidated financial statements for the year ended December 31, 2023, including management’s discussion and analysis, are contained in the Ballard 2023 annual report. All shareholders should have received the 2023 annual report electronically or by mail, or have received a notice-and-access notification.

If you did not receive a copy, you may view it online at www.ballard.com/investors/shareholder-meetings-regulatory-filings or to obtain a paper copy, see “Obtaining a Paper Copy of the Circular and Financial Statements” on page 5, above.

ELECTION OF DIRECTORS

At the Meeting you will be asked to elect ten directors. All our nominees are currently members of the Board.

Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. Under our majority voting policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of their election, then the director will be required to tender their resignation to the Board. The SGC will consider the matter and make a recommendation to the Board. Absent extraordinary circumstances, the resignation will be accepted. Any director who tenders their resignation will not participate in the deliberations of either the SGC or the Board relating to the resignation. The Board will decide whether or not to accept the tendered resignation and within 90 days after the shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept it. Our majority voting policy is included in our Corporate Governance Policies, which can be found on our website (www.ballard.com/investors/governance).

Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that she or he is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

As part of the collaboration with Weichai announced on November 13, 2018, Weichai has the right to nominate two directors to Ballard’s Board so long as Weichai holds at least 15% of Ballard’s outstanding Shares.

APPOINTMENT OF AUDITORS:

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. We comply with the requirement to rotate our audit engagement partner every five years. A new audit engagement partner was appointed in 2020.

The following table shows the total fees we incurred with KPMG LLP in 2023 and 2022:

Type of Audit Fees	2023 (CDN$)	2022 (CDN$)
Audit Fees	953,530	934,330
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	6,475	5,700

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The People & Compensation Committee (“PCC”) monitors developments and trends of best practices relating to executive compensation, including relating to “say-on-pay” in Canada and in the United States. In the United States, the SEC has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although Ballard’s Shares are traded on NASDAQ, Ballard is a “foreign private issuer” under applicable SEC rules and, accordingly, these requirements do not apply to Ballard. Although “say-on-pay” shareholder votes have yet to be mandated in Canada, a number of larger issuers in Canada have voluntarily implemented such advisory votes. Ballard has voluntarily implemented “say on pay” advisory votes since 2011.

The PCC recommended to the Board that shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of Ballard’s approach to executive compensation. The PCC also recommended that adoption by the Board of a formal “say-on-pay” policy should continue to be deferred until Canadian securities regulatory authorities have set out the applicable regulatory requirements.

Accordingly, shareholders are able to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” Ballard’s current approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Ballard’s Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Ballard’s Circular dated April 8, 2024.”

The Board believes that shareholders should be well informed about and fully understand the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, shareholders should review the section entitled “Executive Compensation – Compensation Discussion and Analysis” appearing below in this Circular.

Approval of the above advisory resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. Abstentions will have no effect and will not be counted as votes cast on the resolution. As the vote on this resolution is advisory, the results will not be binding on the Board or the PCC. However, the Board and the PCC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of Ballard’s executive compensation objectives, philosophy, principles, policies and programs.

EQUITY-BASED COMPENSATION PLANS

The Equity-based Compensation Plans were approved by our Shareholders at the 2009 Annual Meeting and most recently re-approved at the 2021 Annual Meeting(1):

(a)	a consolidated share option plan (the "Option Plan"); and
(b)	a consolidated share distribution plan (the "SDP").

Copies of the Option Plan and SDP are available on Ballard's profile on SEDAR+ (www.sedarplus.ca - see “Other securityholder documents – English”, filed on November 30, 2021) and are also available on the Governance section of Ballard’s website (www.ballard.com/investors/governance). For a summary of the principal terms of these plans prior to the proposed amendments, see Appendix "B" and "C" of this Circular. For further information regarding securities awarded and available under them, see “Equity-based Compensation Plans” starting on page 62.

The TSX requires that the unallocated entitlements under equity-based compensation plans of a listed issuer be re-approved by a majority of the issuer’s directors and by its shareholders every three years if the plans do not have a fixed maximum number of securities that can be issued under them. The TSX and the terms of the Option Plan and SDP also require that certain amendments to a listed issuer’s equity-based compensation plans be approved by its shareholders.

(1)	Ballard also adopted a plan, administered by an independent trustee, for the purchase of Ballard Shares on the open market for the redemption of PSU and RSU awards (the "Market Purchase PSU Plan"). Shares purchased under this plan do not count against the rolling cap under the Option Plan or SDP.

The current Option Plan and SDP provide that Shares available for issuance under the SDP cannot exceed 5% of the issued and outstanding Shares at the time of grant, and that the maximum number of Ballard’s Shares available for issuance under them, in aggregate, cannot exceed 8.5% of the issued and outstanding Shares at the time of grant.

On March 20, 2024, the Board approved the following changes to the Option Plan and the SDP:

1.	Reducing the maximum number of Ballard’s Shares available for issuance. The maximum number of Ballard’s Shares available for issuance under the Option Plan and the SDP was reduced so that, in aggregate, they cannot exceed 6% of the issued and outstanding Shares at the time of grant. The maximum number of Ballard’s Shares available for issuance under the SDP individually is now subject to the aggregate 6% maximum applicable to both the Option Plan and SDP and not the previous 5% standalone limit. These changes require shareholder approval.
2.	Granting RSUs to directors as part of their remuneration. The changes allow non-employee directors who have met their minimum shareholding requirements to elect to receive RSUs instead of DSUs, for the portion of their remuneration that would otherwise be paid in DSUs. RSUs will vest one third each year following the grant date. These changes do not require shareholder approval.
3.	Increasing the maximum number of securities that can be granted to directors. The value of securities (other than securities issued in respect of the relevant director’s Annual Retainer) issued to any one director (other than directors who are also officers of the Corporation), at any time, under the plans, annually may not exceed CDN$150,000 (up from the prior limit of $100,000), of which no more than CDN$100,000 may be comprised of options. These changes require shareholder approval.
4.	Revising award vesting provisions at change of control. The following changes were made to the SDP:
a.	In the event of an “Accelerated Vesting Event” (as defined in the SDP to include a change of control of the Corporation), if, as determined by the Board, PSUs and RSUs are honored or fairly replaced by the successor entity, such PSUs and RSUs shall continue to vest after such Accelerated Vesting Event (provided that PSUs will only have time based vesting conditions) and accelerated vesting and payout of such PSUs and RSUs will only occur on termination without cause or resignation for good reason following such Accelerated Vesting Event (i.e., “double-trigger”), rather than “automatic” vesting and payout at change of control.
b.	In the event of an Accelerated Vesting Event in which the Board does not consider the PSUs and RSUs to be honored or fairly replaced, the Board retains absolute discretion to fully vest such share units. The Board may determine to vest only a proportion of such PSUs based on the actual performance of the Corporation to the date of the Accelerated Vesting Event. The Board may also determine to vest only a proportion of such RSUs based on the pro rata satisfaction of the vesting conditions to the date of the Accelerated Vesting Event.

These changes do not require shareholder approval.

5.	Aligning the plans with current practice. Changes were made to align the terms of the SDP to reflect the LTIP grants of PSUs and RSUs to employees, the Corporation’s written executive compensation clawback policy, and other clerical changes to align plan terms with administrative practices including granting discretion to settle share units in cash as well as future discretion for share units to accrue value in the event that dividends are issued while share units are outstanding. These changes do not require shareholder approval.
6.	Amendments to the amending provisions. Changes were made to the amending provisions of the Option Plan and SDP to appropriately reflect changes made to other sections of the Option Plan and SDP including, among others, changes to restrict certain amendments of the terms of RSUs and changes to reflect the increased maximum number of securities that can be granted to directors. These changes require shareholder approval.

As of 2023, stock options will no longer be a part of our LTIP for executives and employees. We previously ceased granting options to our independent directors in 2003, and there are no options grants outstanding to independent directors at this time. However, the Option Plan will continue to apply to previously granted options that are currently outstanding to executives and employees.

Shareholders will be asked at the Meeting to consider and, if deemed appropriate, to approve the following resolution to re-confirm and approve the Option Plan and SDP.

“RESOLVED THAT:

1.	The amended consolidated option plan (“Option Plan”), in the form approved by the Board and described in the Circular, and its adoption by Ballard, is hereby re-confirmed and approved.
2.	The amended consolidated share distribution plan (“SDP”), in the form approved by the Board and described in the Circular, and its adoption by Ballard, is hereby re-confirmed and approved.
3.	All unallocated entitlements under the Option Plan and SDP are hereby approved.
4.	Ballard has the ability to continue granting entitlements under the Option Plan and the SDP until the earlier of (i) the date of the 2027 annual meeting of shareholders of Ballard, and (ii) June 5, 2027, which is the date that is three (3) years from the date of the Meeting.
5.	Any one officer or director of Ballard is authorized on behalf and in the name of Ballard to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

Approval of the above resolutions will require an affirmative vote of a majority of the votes cast on the matter at the Meeting.

The Board recommends that shareholders vote “FOR” the foregoing resolutions. The representatives of management named in the enclosed form of proxy, if named as proxyholders, intend to vote for the resolution, unless the shareholder has specified in the form of proxy that his or her Shares are to be voted against the resolutions.

The Option Plan and SDP as revised and approved by the Board in March 2024 will, if approved by shareholders at the Meeting, be made available on Ballard's SEDAR+ profile and on the Governance section of Ballard’s website.

If the resolutions are not passed at the Meeting, (i) no further awards will be made under the Equity-based Compensation Plans, and entitlements under the Option Plan and SDP which expire or are terminated in accordance with their terms will not be available for re-grant; (ii) the Option Plan and the SDP will remain unamended and will continue on the same terms as approved by Shareholders in 2021; and (iii) previously granted entitlements under the Option Plan and SDP will remain outstanding in accordance with their terms.

3:	ELECTION OF DIRECTORS

SUMMARY OF DIRECTOR NOMINEES

Independence

There are ten directors proposed for election to the Board at the Meeting. Of those director nominees, seven are independent in accordance with applicable Canadian and US corporate governance rules and guidelines. Mr. MacEwen is not independent, as he is also our President & Chief Executive Officer. While Mr. Chen and Mr. Wang are considered independent under applicable Canadian rules, they are not independent pursuant to NASDAQ rules and we have identified them as non-independent.

Director Demographics

The Board believes that its membership should be composed of highly qualified directors with diverse and complementary backgrounds, skills sets and experience bases and who demonstrate integrity and suitability for overseeing management. Our SGC conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation by the SGC to the Board of individual nominee directors for election at our annual shareholders’ meeting. To this end, the SGC will, when identifying candidates to recommend for appointment or election to the Board:

●	consider only candidates who are highly qualified based on their relevant experience, expertise, perspectives, and personal skills and qualities, and cultural fit;
●	consider diversity criteria including gender, age, ethnicity and geographic background; and
●	in addition to its own search, as and when appropriate, engage qualified independent external advisors to conduct a search for candidates who meet the Board’s expertise, skills and diversity criteria.

The Board considers diversity (including gender, age, race, ethnicity, physical ability, religion, sexual orientation, gender identification and age, as well as work experience, geographic background, socioeconomic background and diversity of political thought) as one of the important criteria when considering Board and management composition. The Board acknowledges the value of diversity in contributing to enhanced decision making and increased shareholder value and promotes diversity and inclusion as part of the corporate culture. To this end, Ballard has adopted a Diversity, Equity & Inclusion Policy, a copy of which can be found on our website (www.ballard.com/investors/governance), which guides the identification and nomination of diverse directors and executive officers.

Ballard’s director nominees represent a well-rounded diversity of skills, knowledge, experience and perspectives and all are seasoned leaders. The following table provides a summary of the gender and demographic diversity of our directors.

Board Diversity Matrix (As of April 10, 2023)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
	Female	Male		Non-Binary	Did Not Disclose

Part I: Gender Identity
Directors	3	7		0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			2
LGBTQ+			0
Did Not Disclose			0
Directors who are Indigenous or people of color: 2
Directors with disabilities: 0

The PCC assesses the effectiveness of Ballard’s approach to diversity for employees annually and recommends changes to the Board, including the possible adoption of measurable diversity objectives for executive positions, as appropriate. For more details on Ballard’s global diversity and inclusion programs, please review the ESG reports found on our website (www.ballard.com/about-ballard/our-sustainability).

Board Competencies/Skills Matrix

The SGC defines director competency as skill, knowledge, education, experience or expertise that can be measured and contributes to director effectiveness. It is not necessary for directors to be expert in most or even many competencies. What is important is that the Board has the collective knowledge and experience to provide oversight and strategic advice to management. The SGC and the Board have determined that the following competencies are the most relevant for the Board at this time:

a)	Direct experience in leading a business as a CEO or other senior executive
b)	Strategy development experience
c)	Financial literacy
d)	M&A and capital markets experience
e)	Corporate governance experience and education
f)	People and compensation experience, including succession planning, talent management, leadership development and executive compensation
g)	Experience with technology, research and development, product development, and early-stage commercialization
h)	Knowledge and understanding of the hydrogen and fuel cell value chain and ecosystem
i)	Executive or board experience in the transportation mobility sector
j)	Executive or board experience operating in multiple jurisdictions with diverse political, cultural, regulatory and business environments
k)	Sales/Marketing experience

Annually, each director completes a self-assessment of their knowledge, skills and experience for each of the relevant competencies. This information is used to assess the Board’s overall strengths and to assist in the Board’s ongoing renewal process, which balances the need for experience and knowledge of Ballard’s business with the benefit of board renewal and diversity. Although the directors have a breadth of experience in many areas, the skills matrix set out below lists the key competencies determined by each director. The matrix is not intended to be an exhaustive list of each director’s skills and experience.

Competencies
CEO/Executive Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓			✓	✓	✓		✓	✓
M&A and Capital Markets	✓		✓	✓	✓	✓			✓
Corporate Governance	✓		✓	✓	✓	✓		✓	✓
People and Compensation			✓	✓	✓	✓			✓
Technology		✓	✓				✓	✓		✓
Hydrogen Economy		✓		✓	✓		✓			✓
Transportation and Mobility		✓	✓			✓				✓
Global Markets	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales/Marketing								✓		✓

DIRECTOR PROFILES

The following section provides detailed information on each person nominated for election as a director. Director nominee profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. The information about each director nominee in this Circular is current as of April 8, 2024, except as otherwise noted.

The profiles also include also includes each nominee’s equity ownership in Ballard as at the date of this Circular and the date of the 2023 circular, respectively. We determined the total market value of securities held based on a CDN$4.27 and CDN$6.80 closing Share price on the TSX as of April 8, 2024, and April 10, 2023, respectively. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

The share ownership target for non-management directors is 3 times the prevailing annual retainer. Directors who are shareholder nominees appointed pursuant to agreements with Ballard (Mr. Chen and Mr. Wang, who are Weichai nominees) are not compensated by Ballard for their service as directors and are not subject to shareholding guidelines.

As President and CEO, Mr. MacEwen is subject to shareholding guidelines for our executive officers, and also holds PSUs, RSUs, and options. See page 34 and the “Executive Compensation Tables” starting on page 55 for more details.

The attendance figures in each nominee’s profile show the number of Board and committee meetings the nominee attended in 2023 out of the number of meetings that were held while the nominee was a member. The Board has set a minimum meeting attendance guideline of 75%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

Canadian securities legislation requires disclosure if, as at the date of the Circular, or within 10 years before the date of the Circular, a director or executive officer was a director or officer of any company that became insolvent while that person was acting in that capacity, or within one year from ceasing to act in that capacity. In this regard, Mr. Roche was Chair of Aonix Advanced Materials Corp. (a private company) when a bankruptcy order was issued against it under the Bankruptcy and Insolvency Act (Canada) on October 13, 2017.

Kathy Bayless Age: 66 California, USA Director Since: 2021 Independent

Ms. Bayless’ principal occupation is corporate director. Ms. Bayless is a member of the Board and Audit Committee Chair of Veeco Instruments Inc. (electronics manufacturing equipment) and Amprius Technologies, Inc. (lithium-ion battery manufacturing). Previously Ms. Bayless held various executive roles at public technology companies, including SVP Chief Financial Officer and Treasurer at Synaptics, Incorporated as well as Komag, Incorporated. Ms. Bayless is a Certified Public Accountant in California.

	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	8	100%
	Audit Committee	Member	5	100%
	Sustainability & Governance Committee	Member	5	100%
	Other Public Boards
	Current: Veeco Instruments Inc.; Amprius Technologies, Inc.
	Previous: Energous Corporation
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		1,000	0
	DSUs		29,092	11,602
	Total market value of securities		$128,493	$78,894
	Meets shareholding guidelines			On track

Jacqueline A. Dedo Age: 63 Michigan, USA Director Since: 2024 Independent	Ms. Dedo is co-founder of Aware Mobility LLC (ACES development & consulting) and a corporate director. Prior to that, over 40 years, Ms. Dedo held various executive roles at Dana Holding Corp. (now Dana Incorporated, automotive component supplier), Piston Group (automotive manufacturing), The Timken Company (industrial machinery manufacturing), Motorola (connectivity and electronics manufacturing), and Robert Bosch Corporation (automotive component & systems supplier). Ms. Dedo earned her B.Sc. in electrical engineering from Kettering University.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	-	n/a
	Other Public Boards
	Current: Li-Cycle Holding Corp.; Workhorse Group Inc.; Carbon Revolution plc
	Previous: none
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		0	0
	DSUs		0	0
	Total market value of securities		0	0
	Meets shareholding guidelines			On track

Douglas P. Hayhurst Age: 77 B.C., Canada Director Since: 2012 Independent	Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was a Global Industry Leader with IBM Canada Business Consulting Services (consulting services) and with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse Canada including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). He is Fellow Chartered Professional Accountant in British Columbia and Ontario and holds the ICD.D designation from the Institute of Corporate Directors.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	8	100%
	Audit Committee	Chair	5	100%
	People & Compensation Committee	Member	2	100%
	Other Public Boards
	Current: none
	Previous: Accend Capital Corporation; Canexus Corporation; Catalyst Paper Corporation; Northgate Minerals Corporation
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		5,000	5,000
	DSUs		246,688	227,526
	Total market value of securities		$1,074,707	$1,581,289
	Meets shareholding guidelines			Yes

Michael Chen Age: 40 Shandong, China Director Since: 2024 Non-Independent	Mr. Chen currently serves as the CEO of Weichai Ballard Hy-energy Technologies Co. Ltd. and Vice General Manager of Weichai Holding Group Co., Ltd. (diesel engine manufacturing). He has served in various engineering and management roles at Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing) since 2010. Mr. Chen earned a PhD in Power Engineering and Engineering Thermophysics from Tsinghua University.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	-	n/a
	Other Public Boards
	Current: none
	Previous: none
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		0	0
	DSUs		0	0
	Total market value of securities		0	0
	Meets shareholding guidelines			n/a

Randy MacEwen Age: 55 B.C., Canada Director Since: 2014 Non-Independent	Mr. MacEwen is President and Chief Executive Officer of Ballard, a position he has held since 2014. Previously, Mr. MacEwen was the founder and Managing Partner at NextCleanTech LLC (consulting services) from 2010 to 2014; and President & CEO and Executive Vice President, Corporate Development at Solar Integrated Technologies, Inc. (solar) from 2006 to 2009 and 2005 to 2006, respectively. Prior to that, Mr. MacEwen was Executive Vice President, Corporate Development at Stuart Energy Systems Corporation (electrolysers) from 2001 to 2005; and an associate at Torys LLP (law firm) from 1997 to 2001.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	8	100%
	Other Public Boards
	Current: Brookfield Renewable Corporation
	Previous: Solar Integrated Technologies Inc.
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		331,404	312,680
	DSUs		148,046	148,046
	Total market value of securities		$2,047,253	$3,132,939
	Meets shareholding guidelines			Yes

Hubertus M. Muehlhaeuser Age: 54 Schwyz, Switzerland Director Since: 2021 Independent	Mr. Muehlhaeuser’s principal occupation is Corporate Director. Mr. Mühlhäuser is Board Chair of Kelvion Holding Ltd. (heat exchangers) and FläktGroup Ltd. (air handling technology solutions). Previously he was Chairman & CEO of Pontem Corporation (special purpose acquisition company) and CEO and Executive Director at CNH Industrial N.V. (capital goods manufacturert), CEO and Executive Director at Welbilt Inc. (food and beverage equipment) and Sr. Vice President and General Manager at AGCO Corporation (agricultural equipment).
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	8	100%
	Commercial Committee	Member	1	100%
	People & Compensation Committee	Chair	5	100%
	Other Public Boards
	Current: None
	Previous: Pontem Corporation; CNH Industrial NV; Welbilt Inc.
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		0	0
	DSUs		32,784	14,401
	Total market value of securities		$139,988	$95,479
	Meets shareholding guidelines			On track

Marty Neese Age: 61 California, USA Director Since: 2015 Independent

Mr. Neese is CEO of Verdagy Inc. (electrolysis and hydrogen production). He is also co-founder of Nuvosil AS (silicon recycling). Previously, he was Chief Operating Officer of Velodyne LiDAR, Inc. (autonomous vehicles) from February 2017 to October 2017. Prior to that, Mr. Neese was Chief Operating Officer of SunPower Corporation (solar power equipment and services) from 2008 to 2017; responsible for Global Operations at Flextronics (electronics manufacturing services) from 2007 to 2008 following its acquisition of Solectron Corporation (electronics manufacturing services) where he was Executive Vice President from 2004 to 2007.

	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	8	100%
	Commercial Committee	Chair	1	100%
	Sustainability & Governance Committee	Member	5	100%
	Other Public Boards
	Current: none
	Previous: none
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		10	0
	DSUs		109,489	91,374
	Total market value of securities		$467,561	$621,343
	Meets shareholding guidelines			Yes

James Roche Age: 61 Ontario, Canada Director Since: 2015 Independent	Mr. Roche is founder, President & CEO of Stratford Group (management consulting services), a position he has held since 2008, and Chair & CEO of ThinkRF Corp. (communications equipment manufacturer), a position he has held since 2016. Prior to that, Mr. Roche was co-founder, President & CEO of Tundra Semiconductor (semiconductor component manufacturer) from 1995 to 2006 and founding member and executive at Newbridge Networks (communications equipment manufacturer) from 1986 to 1995.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Chair	8	100%
	Audit Committee	Member	5	100%
	Commercial Committee	Member	1	100%
	People & Compensation Committee	Member	5	100%
	Sustainability & Governance Committee	Member	5	100%
	Other Public Boards
	Current: Information Services Corporation
	Previous: none
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		50,000	50,000
	DSUs		124,541	101,557
	Total market value of securities		$745,289	$1,030,587
	Meets shareholding guidelines			Yes

Janet Woodruff Age: 67 B.C., Canada Director Since: 2017 Independent	Ms. Woodruff’s principal occupation is corporate director. Previously, Ms. Woodruff served as acting CEO to the Transportation Investment Corporation (transportation infrastructure management) from 2014 to 2015, advisor to the board (2013-2014) and interim Chief Financial Officer (2012-2013). Prior to that, Ms. Woodruff held various executive roles at BC Hydro (public utility), BC Transmission Corporation (electricity transmission infrastructure), and Vancouver Coastal Health (regional health authority). She is Fellow Chartered Professional Accountant and holds the ICD.D designation from the Institute of Corporate Directors.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	8	100%
	Audit Committee	Member	4	80%
	People & Compensation Committee	Member	3*	100%
	Sustainability & Governance Committee	Chair	5	100%
	Other Public Boards
	Current: Keyera Corporation; Altus Group Limited; Canadian Investment Regulatory Organization
	Previous: Capstone Infrastructure Corporation; FortisBC
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		0	0
	DSUs		68,892	50,149
	Total market value of securities		$294,169	$341,013
	Meets shareholding guidelines			Yes

* Ms. Woodruff served on the PCC until June 2023 and attended all committee meetings during that time.

Yingbo Wang Age: 39 Shandong, China Director Since: 2024 Non-Independent	Mr. Wang is the CEO of Weichai New Energy Power Technology Co. Ltd. (holding company), Director of the Wuhan New Energy Research Institute (clean energy research), and Assistant GM at Weichai Power. He has held engineering and management roles at Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing) since 2012. Mr. Wang earned a Master of Mechatronics Engineering at Southwest Jiaotong University.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	-	n/a
	Other Public Boards
	Current: none
	Previous: none
	Securities held as at April 8, 2024 and April 10, 2023
			2024	2023
	Shares		0	0
	DSUs		0	0
	Total market value of securities		0	0
	Meets shareholding guidelines			n/a

DIRECTOR COMPENSATION

Director Compensation Philosophy

The SGC is responsible for determining compensation for our directors and recommending changes to the Board as appropriate. In determining the appropriate level and mix of elements in directors’ compensation, the SGC is guided by the following compensation principles:

●	We target total compensation at the 50th percentile of the comparator group that is also used for benchmarking executive compensation.
●	Annual flat fee structure for directors. No additional meeting attendance fees for Board or committee meetings. All retainer fees are paid in CDN$, regardless of director’s country of residence.
●	Equity-based pay is an important element of compensation to emphasize alignment with shareholder interests. Equity-based pay is determined based on value rather than a specified number of securities to better reflect market value at the time of grant.
●	The level of compensation must be sufficient to allow Ballard to attract and retain candidates with appropriate and relevant levels of skill, experience and expertise.
●	Compensation is reviewed regularly to ensure that it remains appropriate and is aligned with the market.

Benchmarking

The SGC compares the mix and level of compensation for Ballard directors to the mix and level for directors of the comparator group developed for benchmarking executive compensation. This peer group is representative of the regions where Ballard operates; Canada, US, and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base, and market focus. See “Peer Group” on page 41 for further information.

The SGC retains independent compensation consultants (Hugessen) for professional advice and as a source of competitive market information. After reviewing market data and applying the compensation principles adopted by the Company, the SGC makes its recommendations to the Board for director compensation.

Compensation Structure

Ballard uses an annual flat fee structure for our independent directors that considers the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all Board and standing committee meeting fees. A flat fee structure better aligns with the evolving role of directors and the ongoing risk, responsibility and duties of our directors throughout the year compared to a fee structure based on attendance at meetings.

Management directors (the President & CEO) and directors who are shareholder nominees appointed pursuant to agreements with Ballard are not compensated for their service as directors. However, all directors are entitled to reimbursement for travel and other reasonable expenses incurred in connection with fulfilling their duties. If a meeting or group of meetings is held on a continent other than the continent on which a director (other than management or shareholder directors) is resident, that director will receive a travel fee of CDN$2,250, in recognition of the additional time required to travel to and from the meeting. Additional meeting fees may also be paid for service on a special committee.

The 2023 annual fee structure, including the cash/equity split of retainers, is shown in the following table. Amounts shown are in CDN$.

	Cash	DSUs	Total
Annual Retainer (Non-Executive Board Chair)	$75,000	$100,000	$175,000
Annual Retainer (Director)	$55,000	$75,000	$130,000
Annual Retainer (Audit Committee Chair)	$8,400	$11,600	$20,000
Annual Retainer (PCC and SGC Chairs)	$6,300	$8,700	$15,000
Annual Retainer (Commercial Committee Chair)	$3,150	$4,350	$7,500

2023 Director Compensation

In 2023, the following compensation was earned by our non-executive directors (amounts shown are in CDN$):

Director	Board Retainer	Committee Chair Retainer	Travel Fees	Total Compensation

Kathy Bayless	$130,000	0	$2,250	$132,250
Douglas P. Hayhurst	$130,000	$20,000	$2,250	$152,250
Kui (Kevin) Jiang	-	-	-	0
Hubertus M. Muehlhaeuser	$130,000	$15,000	$6,750	$151,750
Marty Neese	$130,000	$7,500	$2,250	$139,750
Jim Roche	$175,000	0	$2,250	$177,250
Shaojun (Sherman) Sun	-	-	-	0
Janet Woodruff	$130,000	$15,000	$2,250	$147,250

Director Share Ownership Guidelines

We have minimum share ownership guidelines that apply to our directors, other than management directors (Mr. MacEwen, who is subject to similar guidelines for our executive officers) and directors who are shareholder nominees appointed pursuant to agreements with Ballard.

The share ownership target for non-management directors is 3 times the prevailing annual retainer (excluding committee chair retainers). Directors have six years from the date that they are first elected to the Board to comply with this minimum share ownership guideline. Any DSUs that a director receives as payment for all or part of their annual retainer will be credited towards calculating achievement of the minimum share ownership requirements.

The value of Shares and DSUs held by directors is measured on or about December 31st of each year based on the greater of: (1) the market value of Ballard’s shares on that date; or (2) the purchase price actually paid by the director for such Shares or the value of DSUs or Shares received by the director when granted.

Following is a table showing non-executive director shareholdings as of December 31, 2023:

Director	Board Retainer	Shares	DSUs	Value	Multiple	Time Remaining (years)
Kathy Bayless	$130,000	1,000	22,461	$162,063	1.25	4.44
Douglas P. Hayhurst	$130,000	5,000	240,055	$1,203,219	9.26	Achieved
Kui (Kevin) Jiang(1)	-	0	0	0	-	n/a
Hubertus M.	$130,000	0	26,153	$195,745	1.51	4.44
Muehlhaeuser
Marty Neese	$130,000	10	102,858	$575,792	4.43	Achieved
Jim Roche	$175,000	50,000	115,921	$814,672	4.66	Achieved
Shaojun (Sherman) Sun(1)	-	0	0	0	-	n/a
Janet Woodruff	$130,000	0	62,261	$464,317	3.57	Achieved
(1)	As Weichai nominees, Mr. Jiang and Mr. Sun are not compensated for their service as directors and are not subject to our minimum share ownership guidelines.

All our directors have met or exceeded the share ownership target, other than Ms. Bayless, Ms. Dedo, and Mr. Muehlhaeuser who are still within the six-year period following the date of their appointment for meeting the target.

The number of shares and DSUs owned or controlled by each director as at April 8, 2024, and April 10, 2023, as well as their total market value, can be found in “Director Profiles” starting on page 14. Additional information for Mr. MacEwen is on page 55.

The SGC recommended allowing non-employee directors who have met their minimum shareholding requirements to elect to receive RSUs instead of DSUs, for the portion of their remuneration that would otherwise be paid in DSUs. For more information on this matter, see Section 2: Business of the Meeting, Equity-Based Compensation Plans, at page 9.

Director Share-Based Compensation

The following table sets forth all option-based and Share-based awards granted to our non-executive directors that are outstanding as of December 31, 2023.

In 2003, we ceased the practice of annual grants of share options to our independent directors and there are no options grants outstanding to independent directors at this time. DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in cash. DSUs cannot be redeemed until such time as the director leaves the Board, and their value on redemption will be based on the value of Shares at that time.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2023)

	Option-Based Awards	Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Number of DSUs	Market or payout value of vested DSUs not paid out or distributed(1)
Kathy Bayless	0	22,461	$110,284
Douglas P. Hayhurst	0	240,056	$1,178,675
Kui (Kevin) Jiang(2)	0	0	-
Hubertus M. Muehlhaeuser	0	26,153	$128,411
Marty Neese	0	102,858	$505,033
James Roche	0	115,920	$569,167
Shaojun (Sherman) Sun(2)	0	0	-
Janet Woodruff	0	62,261	$305,702
(1)	This amount is calculated by multiplying the number of DSUs that have not vested by the closing price of the Shares underlying the DSUs on the TSX as at December 31, 2023.
(2)	As Weichai nominees, Mr. Jiang and Mr. Sun were not compensated for their service as directors.

No incentive plan awards vested for, or were earned by, our directors during the year ended December 31, 2023.

Directors are not permitted to hedge the market value of Ballard securities they hold. Directors are also generally prohibited from (a) buying or selling puts or calls of Ballard securities; (b) short selling Ballard securities; or (c) purchasing Ballard securities on margin or pledging them as collateral for a loan.

4:	CORPORATE GOVERNANCE

BOARD GOVERNANCE

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are complying with applicable corporate governance rules.

Our Corporate Governance Policies provide for Board composition and director qualification standards, tenure and term limits, director responsibilities, the form and amount of director compensation, director orientation and continuing education, succession planning, and performance evaluation of the Board.

The Board operates under a formal mandate (a copy of which is attached as Appendix “A”), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, cybersecurity, external communications and Board effectiveness. The Board has also established terms of reference for the Board Chair, committee chairs, and individual directors that set out the directors’ individual responsibilities and duties. Terms of reference are also established for the CEO. These terms of reference and our Corporate Governance Policies serve as a code of conduct with which each director is expected to comply.

In addition, we have a Board-approved Code of Ethics, which applies to all members of the Board, as well as our officers and employees. This document is reviewed annually and updated or revised as necessary. Annually, all employees of Ballard and our subsidiaries globally, and the Board, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics and other key policies. A compliance report is then presented to the SGC and Board.

Copies of our Corporate Governance Policies, the Board mandate, Chair and director terms of reference, and our Code of Ethics can be found on our website (www.ballard.com/investors/governance).

Ballard complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies, including those of the Canadian Securities Administrators, the TSX, NASDAQ, and the SEC.

CORPORATE GOVERNANCE AT A GLANCE

What we do
✓	Independent board and committees – 7 of our 10 director nominees are independent and our committees are composed of independent directors
✓	Separate Board Chair and CEO – the Chair and CEO are separate positions and the Chair is an independent director
✓	Majority voting for directors – the Board adopted a majority voting policy in 2008
✓	No overboarding of directors – Directors may sit on no more than five public company boards, or no more than two public company boards for directors who are also CEOs
✓	Risk oversight – Our Board and committees oversee our risk management program and strategic, financial, and operational risks
✓	Board evaluation – Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair) on an annual basis
✓	Director term limits – directors may serve on the Board for a maximum of 15 years
✓	Board succession – We annually review director skills sets and retirement plans as part of our Board succession planning and process
✓	Related party transactions – our Audit Committee is responsible for review and approving any significant related party transactions
✓	Enterprise risk management – We conduct an annual enterprise risk and materiality mapping analysis
✓	ESG metrics are included in our corporate scorecard – By including environmental, social and governance (ESG) metrics in the performance scorecard for certain executives, they are incentivized to reach our ESG objectives on an annual basis
✓	Diverse board – Our Board represents a diverse mix of skills, backgrounds and experience. Currently, 30% of our directors are women
✓	Independent advice – Each committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities
✓	Code of ethics – Our directors, officers and employees must comply with our code of ethics and other key policies, and confirm their compliance every year
✓	Say on pay – We have held an advisory vote on our approach to executive compensation every year since 2011
✓	In camera sessions – Independent directors meet without management present at each Board and committee meeting
✓	Director orientation and education – We have a formal orientation process for new directors, and an ongoing education program for the Board
✓	ESG oversight – The SGC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding ESG matters, including the development and implementation of goals and metrics to measure Ballard’s ESG performance
What we don’t do
✗	No slate voting – Our directors are individually elected
✗	No management directors on committees – Our management director does not sit on any committee
✗	No nominee directors on committees
✗	No options grants to directors – We do not grant options to directors
✗	No monetizing or hedging – No director, executive or employee can monetize or hedge our shares or equity-based compensation

Board Independence and Director Responsibilities

We assess director independence in accordance with the criteria established by the TSX and NASDAQ, and by applicable Canadian and US rules and regulations, including the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Ballard’s policies require a majority of the Board’s members to be independent, as well as the Board Chair. In addition, all committee members must be independent. The Board evaluates the independence of each director by applying these independence criteria to the relationship between each director and Ballard based on information updated annually through a comprehensive questionnaire.

Randy MacEwen, our President and Chief Executive Officer, is not independent. While our Weichai nominees, Mr. Chen and Mr. Wang, are considered independent under applicable Canadian rules, they are not independent pursuant to NASDAQ rules and we have identified them as non-independent.

The Board has established a guideline for outside public board service. Directors may sit on no more than five public company boards, including Ballard’s Board; and directors who are CEOs (or hold similar positions) may sit on no more than two public company boards in addition to their company’s board. In calculating service on public company boards, service on a board of a company affiliated with the director’s employer is not included. Currently all of our Board members comply with this guideline. We also conduct an annual review of the other corporate boards on which our directors sit and have determined that currently there are no board interlocks with respect to our directors.

Director Term Limits

Director Term Limits[1]		Other Mechanisms for Board Renewal
Age Limit	Tenure Limit
No	15 years	No other mechanisms for Board renewal adopted

1 These provisions do not apply to the President & Chief Executive Officer in his/her role as a Board member.

Directors are elected yearly at our annual shareholders meeting and serve on the Board until the following annual shareholders meeting, at which time they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Independent directors (excluding nominee directors) are expected to serve on at least one committee of the Board. The SGC is tasked with ensuring a rotation of committee members and chairs to broaden the experience and skills of each member of the Board and ensure an appropriate mix of experience and expertise in respect of the various roles of the Board and its committees.

Board Meetings

The Board meets on a regularly scheduled basis and directors are kept informed of our business and operations at meetings of the Board and its committees, and through reports by and discussions with management and committee chairs. The Board met eight (8) times during 2023. The independent directors held in camera sessions during each meeting, without management present.

The Board Chair is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Board Chair reviews and sets the agenda for each Board meeting. The Board Chair is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently.

Committees of the Board

The Board currently has four standing committees: (1) the Audit Committee; (2) the People & Compensation Committee (PCC); (3) the Sustainability & Governance Committee (SGC); and (4) the Commercial Committee.

The following chart sets out the members of our standing committees and their meeting attendance in 2023:

	Audit Committee	People & Compensation Committee	Sustainability & Governance Committee	Commercial Committee
Kathy Bayless	5/5		5/5
Douglas P. Hayhurst	5/5(Chair)	5/5
Hubertus M. Muehlhaeuser		5/5(Chair)		1/1
Marty Neese			5/5	1/1(Chair)
James Roche	5/5	5/5	5/5	1/1
Janet Woodruff	4/5	3/3(1)	5/5 (Chair)
(1)	Ms. Woodruff served on the PCC until June 2023 and attended all committee meetings during that time.

The members of these committees are all independent. Management directors and directors who are appointed by shareholders pursuant to agreements with Ballard are not eligible to serve on Board committees. After the Meeting, we will reconstitute the standing committees to reflect the newly elected Board.

Each committee has a mandate that sets out its duties and responsibilities, and scope of authority. Committee mandates are reviewed annually and committee performance is assessed annually through a process overseen by the Board. Each committee reports on the activities to the Board on a regular basis.

A description of the composition and responsibilities of each committee is shown in the table below.

Audit Committee
Meetings Held in 2023	5
Members	Kathy Bayless, Douglas P. Hayhurst (Chair)*, James Roche, Janet Woodruff
Committee Mandate	The Audit Committee mandate is posted on our website (www.ballard.com/investors/governance). The mandate and further information regarding the committee can also be found in our Annual Information Form dated March 11, 2024, which is incorporated by reference into this Circular.
Qualifications

Members of the Audit Committee must be independent directors and be financially literate.

At least one member must qualify as a “financial expert” under applicable US laws and regulations. All current members qualify as Audit Committee financial experts.

Key Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities regarding:

●

the integrity of Ballard’s accounting and financial reporting;

●

Ballard’s systems of internal controls over financial reporting;

●

the independence and performance of Ballard’s external and internal auditors;

●

the identification and management of Ballard’s risks;

●

Ballard’s cybersecurity risk program and monitoring cybersecurity policies and procedures;

●

Ballard’s whistleblower reporting processes;

●

Ballard’s financial policies; and

●

the review and approval of related party transactions.

* Mr. Hayhurst stepped down as Chair and Ms. Bayless was appointed Chair effective March 12, 2024.

People & Compensation Committee
Meetings Held in 2023	5
Members	Douglas P. Hayhurst, Hubertus M. Muehlhaeuser (Chair), James Roche, Janet Woodruff (January – June)
Committee Mandate	The PCC mandate is posted on our website (www.ballard.com/investors/governance).
Qualifications	Members of the PCC are independent directors and have extensive compensation-related experience as senior executives (past and present) and members of the board of directors and compensation committees of other public and private corporations.
Key Responsibilities

The PCC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding certain people, culture and compensation matters, including:

●

the selection, compensation, retention, development and evaluation of executive officers, as well as executive succession planning;

●

oversight of key talent management and people-related strategies and practices;

●

the design of equity-based compensation plans; and

●

the assessment of compensation risk.

Sustainability & Governance Committee
Meetings Held in 2023	5
Members	Kathy Bayless, Marty Neese, James Roche, Janet Woodruff (Chair)
Committee Mandate	The SGC mandate is posted on our website (www.ballard.com/investors/governance).
Qualifications	Members of the SGC are independent directors.
Key Responsibilities

The SGC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding certain environmental, social and governance (“ESG”) matters, including:

●

developing and implementing Ballard’s corporate governance principles and practices;

●

overseeing policies, practices and disclosures relating to ESG and other public policy matters relevant to Ballard; and

●

the nomination, assessment and compensation of directors, as well as director succession planning.

Commercial Committee
Number of Meetings in 2023	1
Members	Hubertus M. Muehlhaeuser, Marty Neese (Chair), James Roche
Committee Mandate	The Commercial Committee mandate is posted on our website (www.ballard.com/investors/governance).
Qualifications

Members of the Commercial Committee are independent directors.

In addition, members of the committee must not, in the opinion of the Board: (i) have a direct or indirect material relationship with any key partner of Ballard; or (ii) have a relationship with a key partner that could reasonably be expected to compromise any commercially sensitive and/or proprietary information of any other key partners or of Ballard.

Key Responsibilities	Following the investment in Ballard by Weichai in late 2018, and the appointment of two Weichai nominees to the Board in early 2019, the Board established the Commercial Committee to oversee the management of Ballard's business and affairs relating to certain existing or prospective key partners (which may include customers, suppliers, contract manufacturers, joint venture or other strategic partners) and commercially sensitive and/or proprietary information.

Shareholder Feedback and Communications

Our directors and managers recognize the benefits that come from a robust dialogue with shareholders and other relevant parties. We maintain an ongoing dialogue with our shareholders around our growth strategy, market positioning, financial performance, ESG practices, executive compensation, and corporate governance. Throughout the year, members of our Investor Relations team and leaders of our business engage with our shareholders to seek their input and feedback, to remain well-informed regarding their perspectives and to help increase their understanding of our business. Additionally, we hosted our Capital Markets Day on June 13, 2023, to provide an update on our business, including our corporate strategy and outlook.

Shareholders are able to send a message to our Investor Relations team directly at investors@ballard.com, ensuring that Ballard as an organization is accessible to all investors. We also have an e-mail process for shareholders to communicate directly with the Board. Shareholders who wish to can send a message to the Board Chair at boardofdirectors@ballard.com. The email address is also available on our website (www.ballard.com/contact-us). A summary of shareholder feedback that is received by us is provided to the Board through a quarterly report.

In 2024, the Board Chair, PCC Chair and SGC Chair met with representatives from proxy advisory firms ISS and Glass Lewis, and contacted or met with several larger institutional shareholders. Changes to executive compensation reflect in part comments received during these meetings.

Board Orientation and Education

We have established a formal director orientation program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation includes site visits to our manufacturing facilities, presentations regarding our business, technology and products, and access to digital resources that contain various reference documents and information.

The Board believes that continuing education is important for the development of the Board as a whole and for each individual director. The SGC reviews, approves and reports to the Board on an annual education calendar prepared with input from management. Continuing education is offered by way of:

●	regular management presentations at Board and committee meetings on business and operations;
●	educational presentations from management on various topics relating to our industry, business, strategy, markets, customers, projects, technology, products, services, operations, employee relations,

investor relations and risks;

●	guest speakers who are invited to speak to the Board on various topics, such as the hydrogen and fuel cell industry, new technologies, government policy, regional markets, geopolitics, capital markets, ESG, and cybersecurity;
●	circulation of information from external experts regarding material industry developments and other topical subject matters;
●	distribution of written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, which are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings;
●	an online portal through which directors can access research and educational materials on a wide variety of topics;
●	attendance at industry conferences and other events;
●	participation in online conferences and education programs provided by NACD, ICD and other providers; and
●	frequent opportunities for Board members to meet and interact with members of our management team and employees.

In September 2023, the Board and senior management travelled to our facilities in Denmark for meetings and presentations relating to the Corporation’s strategy in Europe, as well as developments in the European bus, marine and stationary power segments.

Board and Director Performance Evaluations

The Board annually conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the SGC which elicits responses from individual directors on a confidential basis regarding performance and effectiveness of the Board and individual directors. The process may include the completion of a questionnaire by all the directors as well as individual director self-evaluations and peer evaluations. The SGC presents the summary results to the full Board, which then determines appropriate actions and changes to improve overall Board effectiveness.

In 2023, the process included completion of a confidential survey by each director. The survey included questions relating to Board organization and function; committee organization and function; Board relationships; director responsibilities and Board impact; Board succession; and also included peer reviews. A written summary of the survey results was presented to the SGC. The Board Chair provided one-on-one feedback to each Board member, and the SGC Chair provided one-on-one feedback to the Board Chair.

The Board also identifies a list of focus priorities each year. The SGC and the Board regularly monitor progress against these priorities throughout the year.

DIVERSITY

In February 2023, Duy-Loan Le resigned from the Board and a search was conducted for a replacement. Jacqueline Dedo was identified as a nominee candidate in 2023 but was unable to join the board for personal reasons until March 2024. As a result, the Board at the end of 2023 consisted of nine directors, of which two were women, representing 22% of the directors. With Ms. Dedo’s appointment to the Board in March 2024, we currently have three women on the Board, representing 30% of the directors.

Ballard does not have a target number of women executive officers. Given the small size of its executive team, Ballard believes that implementing targets would not be appropriate. However, in its hiring practices, Ballard considers the number of women and other diverse candidates in executive officer positions and the desirability of achieving an appropriate level of representation. The PCC and Board annually review executive succession plans and emerging leadership candidates, including a review of demographic information to ensure the correct focus on diversity. Ballard is also a member of the Canadian chapter of the 30% Club, a group whose aspirational goal is for 30% of board seats and C-Suites to be held by women by 2022.

In 2023, we had seven executives, including one woman, representing 14% of our executives. The changes to our executive team in 2022 and early 2023 included the hiring of Mr. David Mucciacciaro as our Chief Commercial Officer (succeeding a male executive in this role who retired during 2022), the hiring of Mr. Mircea Gradu as our Chief Engineering Officer (which was a new role added to our executive team in 2022), the promotion of Ms. Jyoti Sidhu (who previously served as SVP, Operations) as our Chief People Officer (replacing the departure of a woman executive previously in this role), and the hiring of Mr. Mark Biznek as our new Chief Operating Officer (succeeding Ms. Sidhu as our senior operations leader). For the hiring of each of these executive roles during 2022 and early 2023, we used the services of an executive search firm to identify and screen potential candidates, with gender diversity as a key part of our search criteria and candidate mix. While we targeted to increase the gender diversity of our executive team during executive recruiting searches in 2022 and engaging an executive search firm to identify and screen potential candidates with gender diversity as a key part of our search criteria and candidate mix, we were not successful at qualifying and progressing women candidates through the hiring process for the Chief Commercial Officer, Chief Engineering Officer and Chief Operating Officer roles. We continue to prioritize gender diversity in our succession planning and search criteria.

In 2024, we promoted Lee Sweetland (who previously served as VP, Transformation Projects) as our Chief Transformation Officer. As a result, we currently have eight executives, including one woman, representing 12.5% of our executives.

	As of April 8, 2024
	Number	%	Target	Target Date	Status
Women on Board(1)	3	30%	30%	2023	Achieved
Women in executive officer positions	1	12.5%	NA	N/A	N/A

(1) For more information regarding director diversity, “Director Demographics”, at page 12.

5:	EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Shareholder,

On behalf of the Board, I am pleased to share with you an overview of our approach to executive compensation, that allow us to attract, retain, and motivate exceptional Executive talent.

Objectives and Philosophy

The Board, in service of the Corporation and shareholders, develops, monitors and evolves, as required, Ballard’s executive compensation plan. This includes monitoring of industry best-practices, benchmarking against relevant comparators inside the hydrogen and fuel cell industry sector and relevant adjacent sectors, and the involvement of expert third parties to provide independent executive compensation advice. We also solicit investor feedback on our executive compensation approach by providing an advisory “say-on-pay” vote and through direct shareholder engagement.

Ballard’s Current Stage of Development & Recent Compensation Considerations

Ballard is a Canadian headquartered, vertically integrated, hydrogen fuel cell company with meaningful operations in China and increasing operations in Europe. As Ballard continues to grow and achieve sustainable commercial success, our compensation programs adapt with us.

In 2022, I became Chair of the PCC and Ballard went to market to assess prospective partners for executive compensation advice, resulting in the engagement of Hugessen Consulting as the advisor to the PCC to help us navigate compensation and governance as we continue to grow and evolve. With these changes, the PCC decided to conduct a review of our pay philosophy and practices.

Throughout 2022, the peer group was analyzed and a new peer group was formed and approved, which includes a number of peers we view as highly similar to our overall operations. Hugessen then undertook a diagnostic review of Ballard’s short-term incentive plan (STIP) and long-term incentive plan (LTIP) for executives and related pay governance. The review affirmed that Ballard’s pay philosophy, pay mix, and STIP were aligned to peers and Canadian market practice. While the findings showed that the mix of instruments in LTIPs varies widely amongst pay comparators, and there was no obvious misalignment between Ballard’s practices and market, there consensus on the opportunity to further align pay for performance through our LTIP design. Key LTIP changes implemented in 2023 and planned for 2024 include: no longer granting options; incentive awards composed of a mix of PSUs and RSUs; PSU performance metrics of multi-year revenue and rTSR; reducing the number of Shares available for issuance under our Equity-based Compensation Plans (i.e., a request for a rolling cap of 6%, down from 8.5% previously); and instituting a double-trigger for vesting of awards on a change of control.

Throughout 2022 and 2023 we expanded our executive team further to scale our product development and manufacturing to enable continued success as we grow.

The PCC, in consultation with Hugessen, continually monitors and assesses risks associated with our executive compensation programs and policies. There are no material risks associated with the compensation programs that were identified in the course of the review. The Committee will continue to monitor programs to maintain high governance standards.

Highlights of 2023 Corporate Performance

The Corporation substantially achieved the 2023 quantitative annual goals related to revenue and order book, and the goal relating to customer platform wins to support future scaling; and exceeded the product cost reduction goal. In addition, the Corporation made important progress on several strategic fronts, including the following:

●	We shipped a record number of fuel cell engines in Q4, allowing us to close out the year with Q4 revenue of $46.8 million, up 132% year-over-year. We also booked $64.7 million of new orders in Q4, resulting in a product-based Order Backlog 15% higher than the same period last year;
●	We increased our diversification across our verticals, geographic regions, and customer base. We supported numerous customers in maturing their fuel cell platforms, while also securing new customer platform wins across our verticals.
●	We launched our next-generation bipolar plate project to enable further product cost reduction and production scaling and also proved the maturity of our technology with outstanding field reliability; and
●	We continued to prioritize focused and disciplined cash management and balance sheet strength. Cash operating costs in Q4 were roughly flat compared to the prior year, while total operating costs and capital expenditures for the full year were in line with our 2023 guidance ranges. Total cash used in 2023 was down almost $48 million compared to 2022. We ended the year with cash and cash equivalents of $751 million.

Alignment of Corporate Performance and CEO Pay

In 2023, organizational performance measured by the Corporate Scorecard was 87% of target. Actual CEO total direct compensation in 2023 was CDN$2,961,600, compared to target total direct compensation of CDN$3,000,000.

Separately, in 2023 actual CEO realized pay was CDN$1,395,701. This amount is the sum of base salary earned, 2022 annual bonus achieved, plus the value of vested equity during the year, which value includes PSU awards that were granted in 2020 and vested in 2023 with an overall performance multiplier of 61%. All stock options are currently out of the money; therefore, CEO did not exercise any stock options.

In closing, we appreciate your continued support of Ballard and look forward to you joining us virtually at the Meeting.

Sincerely,

“Hubertus M. Muehlhaeuser”

Hubertus M. Muehlhaeuser
People & Compensation Committee Chair
Ballard Power Systems Inc.

EXECUTIVE COMPENSATION GOVERNANCE

Compensation Framework

Our executive compensation programs are structured to ensure alignment between pay and performance and ensure adherence to governance best practices. The table below outlines the best practices the PCC uses for our compensation programs:

What We Do		What We Don’t Do
✓	Provide a meaningful part of pay which is “at risk” and contingent upon both corporate and individual performance	✗	No repricing or offering of stock options

✓	Use caps on each performance metric to ensure payout opportunities for incentive plans have a ceiling	✗	Do not provide tax gross-ups

✓	Benchmark pay mix and levels to other peers of comparable size and operations	✗	Do not modify in-flight LTIP to reflect updated plans

✓	Have share ownership guidelines to align executive interests with Shareholders	✗	Do not provide a pension

✓	Utilize multiple time horizons when evaluating and measuring corporate performance	✗	Do not provide excessive executive perquisites

✓	Have clawback policies in place to mitigate risk and have anti-hedging rules in place	✗	Do not provide financial assistance or loans to executives for any purpose

✓	At Change of Control, apply a “double trigger” in CEO and CFO employment agreements so that severance payments are only due if employment is also effectively terminated	✗	Do not provide excessive executive severance

✓	Retain an independent advisor who reports directly to the PCC

✓	Provide Shareholders an opportunity to have their say on executive pay decisions through an annual advisory vote

Advisors to the People & Compensation Committee

Ballard went to market in 2022 to assess prospective partners for executive compensation and selected Hugessen as compensation consultants. In 2022, Hugessen provided input into the market competitiveness of the compensation arrangements for our executives and Board.

The following table sets out the fees paid to Hugessen during each of the two most recently completed financial years:

	Executive Compensation-	All Other Fees
	Related Fees (CDN$)
2023	204,237	17,738
2022	188,988	Nil

“All Other Fees” reflect fees for advice provided to the SGC related to director compensation matters.

Compensation Risk Considerations

The PCC and Board believe that the risk associated with our compensation practices is relatively low. Nonetheless, the PCC and Board monitor these practices closely to ensure that they do not encourage behaviors that expose Ballard to greater risk.

The PCC and Board consider the risks associated with Ballard’s compensation policies and practices are mitigated by:

●	its evaluation of the impact of each compensation component on management behaviour:
O	total compensation levels are set relative to median of a comparator group of companies that are broadly comparable to Ballard;
O	base salary is set relative to median and at levels which the PCC considers unlikely to create inappropriate risks;
O	for short-term cash incentives, the potential risks are evaluated as low as the plan uses multiple metrics in the annual corporate multiplier, both quantitative and qualitative (described above) and maximum earnings available under each component of the plan are capped;
O	the use of long-term incentives minimizes short-term or inappropriate risk-taking by linking value to long-term share price performance, and
O	the long-term equity-based incentive programs are evaluated as low risk in structure, in part due to the mix of PSU and RSU awards with overlapping terms and vesting / performance periods, and/or performance-based vesting conditions for PSUs that are generally consistent with public company risks;
●	ensuring the PCC and Board mandates reflect appropriate accountabilities, oversight and controls on Ballard’s compensation policies and practices, especially as they relate to executive compensation including the use of informed business judgement as required to evaluate corporate performance and determine executive payouts; and
●	working with independent external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

In early 2024, Hugessen undertook a review of Ballard’s plans and programs and worked to identify any areas that should be addressed or considered from a risk perspective. The PCC and Board have not identified any risks arising from the compensation policies and practices that are reasonably likely to have a material adverse effect on Ballard.

Share Ownership Guidelines and Share Trading Policy

Our minimum share ownership guidelines require each executive officer to own a minimum value of our Shares expressed as a multiple of prevailing base salary as set out below.

Position	Multiple of Base Salary
President and CEO	3.0x
CFO	2.0x
Other Executives	1.0x

DSUs held by executives are included in their shareholdings; PSUs, RSUs and options held by executives are not. The value of Shares and DSUs held by executives is measured on or about December 31st of each year based on the greater of: (1) the market value of Ballard’s Shares on that date; or (2) the purchase price actually paid by the executive for such Shares or the value of DSUs or Shares received by the executive when granted. The CEO has met his minimum share ownership requirement. All other executive officers have met or are on track to meet the applicable guidelines. Executives have 5 years from their executive start date in which to meet these requirements.

Executive Clawback Provisions

Effective March 26, 2024, executives are subject to an updated compensation clawback policy that governs the recovery of incentive-based compensation from executive officers:

●	In connection with a restatement of the financial results of the Corporation, or
●	When the Board, in its judgment after reviewing relevant facts and circumstances, determines that an executive engaged in misconduct (as defined in the policy).

The policy applies to the Corporation’s current and former executive officers, as determined by the PCC in accordance with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and NASDAQ. It applies to incentive-based compensation during the three fiscal years preceding the date on which the Corporation is required to prepare an accounting restatement to correct a material error, or preceding the determination by the PCC that the executive officer has engaged in misconduct.

Recovery of erroneously awarded compensation in connection with a financial restatement is on a “no fault” basis, without regard to whether any misconduct occurred or an executive officer’s responsibility for the erroneous financial statements.

Anti-Hedging Policy

Executives and directors are not permitted to hedge the market value of Ballard securities granted to them as compensation or otherwise held, directly or indirectly, by them. They are also generally prohibited from (a) buying or selling puts or calls of Ballard securities; (b) short selling Ballard securities; or (c) purchasing Ballard securities on margin or pledging them as collateral for a loan.

COMPENSATION DISCUSSION AND ANALYSIS

NAMED EXECUTIVE OFFICERS

This section discusses the elements of compensation earned by our “Named Executive Officers” (or “NEOs”) as of December 31, 2023.

Randy MacEwen	Paul Dobson	Mark Biznek	Mircea Gradu	David Mucciacciaro
	Senior Vice	Senior Vice	Senior Vice	Senior Vice
President and Chief	President and Chief	President and Chief	President and Chief	President and Chief
Executive Officer	Financial Officer	Operating Officer	Engineering Officer	Commercial Officer

The total market value of securities is calculated using the Canadian dollar closing price of the Shares underlying the equity holdings on the TSX on December 31, 2023 and 2022, respectively. The value of PSUs shown below assume a 1X performance multiplier.

Randy MacEwen President & Chief Executive Officer Time in role: 10 years BC, Canada	Total Compensation	CAD
			2023	2022	%
					Change
		Base Salary	$600,000	$600,000	0%
		STIP	$561,600	$375,000	49.8%
		LTIP	$1,800,000	$1,800,000	0%
		Other	$47,374	$41,004	15.5%
		Total	$3,008,974	$2,816,004	6.9%
	Target Pay Mix

	Equity Holdings as at December 31
			2023		2022
	Shares		312,680		312,680
	PSUs		283,642		185,730
	RSUs		65,029		0
	Options		114,229		114,229
	DSUs		148,046		148,046
	Total market value of securities		$4,535,003		$4,929,238

Paul Dobson Senior Vice President & Chief Financial Officer Time in role: 3 years Florida, USA	Total Compensation	CAD
			2023	2022	%
					Change
		Base Salary	$509,201	$490,385	3.8%
		STIP	$354,937	$234,500	51.4%
		LTIP	$509,201	$500,000	1.8%
		Other	$39,874	$20,000	99.4%
		Total	$1,413,213	$1,244,885	13.5%
	Target Pay Mix

	Equity Holdings as at December 31
			2023		2022
	Shares		1,350		0
	PSUs		76,756		29,025
	RSUs		48,997		29,862
	Options		18,713		18,713
	Total market value of securities		$715,959		$502,846

Mark Biznek Senior Vice President & Chief Operating Officer Time in role: 1 year BC, Canada	Total Compensation	CAD
			2023	2022	%
					Change
		Base Salary	$402,517	-	n/a
		STIP	$273,000	-	n/a
		LTIP	$280,000	-	n/a
		Other	$136,027	-	n/a
		Total	$1,091,544	-	n/a
	Target Pay Mix

	Equity Holdings as at December 31
			2023		2022
	Shares		5		-
	PSUs		0		-
	RSUs		50,000		-
	Total market value of securities		$245,525		-

Mircea Gradu Senior Vice President & Chief Engineering Officer Time in role: 1.3 years BC, Canada	Total Compensation	CAD
			2023	2022*	%
					Change
		Base Salary	$400,000	$146,154	173.7%
		STIP	$272,160	$95,000	186.5%
		LTIP	$280,000	$280,000	0%
		Other	$92,878	$26,619	248.9%
		Total	$1,045,038	547,773	n/a
	Target Pay Mix

	Equity Holdings as at December 31
			2023		2022
	Shares		25		0
	PSUs		30,347		0
	RSUs		37,513		27,397
	Total market value of securities		$333,314		$177,534
	* Mr. Gradu was appointed Sr Vice President & Chief Engineering Officer on August 29, 2022.

David Muccicciaro Senior Vice President & Chief Commercial Officer Time in role: 1.5 years Michigan, USA	Total Compensation	CAD
			2023	2022*	%
					Change
		Base Salary	$396,780	$251,803	57.6%
		STIP	$232,473	$165,325	40.6%
		LTIP	$277,746	$277,746	0%
		Other	$30,833	$46,220	-33.3%
		Total	$937,832	$741,094	n/a
	Target Pay Mix

	Equity Holdings as at December 31
			2023		2022
	Shares		500		0
	PSUs		31,312		0
	RSUs		39,363		28,926
	Total market value of securities		$349,470		$187,438
	* Mr. Mucciacciaro was appointed Sr Vice President & Chief Commercial Officer on May 23, 2022.

HOW EXECUTIVE COMPENSATION IS DETERMINED

The PCC reviews and approves executive officers’ compensation and benefits plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the PCC:

Market Analysis & 2023 Executive Compensation Program Changes

In 2022, the PCC engaged Hugessen to undertake a diagnostic review of Ballard’s short-term incentive plan (STIP) and long-term incentive plan (LTIP) for executives, assess the market competitiveness of the compensation arrangements for Ballard’s executive team against the comparator group of companies, for target total direct compensation (salary + target bonus + long-term incentives) and review related pay governance. The review affirmed that Ballard’s pay philosophy, pay mix, and STIP were consistent with market practice. While the findings showed that the mix of instruments in LTIPs varies widely amongst pay comparators and that European practices differ from US practices, there was no obvious misalignment between Ballard’s pay practices and market, the PCC determined there was an opportunity to further align pay for performance through our LTIP design.

Peer Group & Philosophy: As noted above, the PCC, working with Hugessen, conducted the annual review of the comparator group in 2022, resulting in several changes to our 2023 comparator group. The refreshed comparator group is more representative of the regions and businesses where Ballard operates. The refreshed comparator group represents a suitable mix of Canadian, US and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base and business sector focus. Ballard is positioned between P25 and P50 on key sizing metrics relative to this peer group; therefore, the PCC takes a considered approach when interpreting and evaluating the market data. Our philosophy relative to the 2022 peer group is to align pay on a basis that considers Ballard’s relative size compared to peers and so currently results in target positioning between P25 and P50 of our peers.

Base Salary: Given a variety of factors, including the relative size of Ballard to the comparator companies, the Corporation’s performance in 2022, and corporate cost reduction initiatives implemented in early 2023, the PCC determined to make no changes to executive base salaries for 2023.

Short-Term Incentive Plan: While our annual corporate performance metrics remained relevant, we adjusted the weighting on the financial component to 60% from 40% and reduced the weight of strategic metrics from 60% to 40%.

Long-Term Incentive Plan: Starting in 2023, LTIP grants will comprise 75% PSUs subject to multi-year performance criteria and 3-year cliff vesting, and 25% RSUs subject to time vesting. Also starting in 2023, options will no longer be a part of our executive LTIP. For 2023 PSU grants that cliff vest in 2025, performance vesting will be based on two metrics that are equally weighted: (i) cumulative revenue during the three-year vesting period, consistent with the Corporation’s strategic plan, and (ii) relative total shareholder return (rTSR) against a defined comparator group.

For in-flight PSU awards issued in 2021 and 2022, Ballard continues to set performance measures annually during the three-year term. The 2023 and 2024 performance measures for these PSUs are based on annual revenue in each year. This emphasis on revenue reflects the recent review and changes to new PSU grants starting in 2023; the consideration of various factors and potential metrics; the stage of development of the industry and the Corporation’s business; 2023 priority focus areas in the business; the importance of customer platform wins and market share; primary indicators of financial performance in 2023; the performance metrics used in the 2023 short-term incentive plan, and the two metrics used for the new 2023 PSU grants.

Currency Approach: The approved peer group includes companies that are headquartered internationally, as a result we convert all data to a common currency (Canadian) using a three-year average to smooth currency volatility.

Highlights of Our Executive Compensation Policy

Our compensation philosophy focuses on creating shareholder value, paying for performance and effective risk management. Our objective is to pay competitively in the markets in which we compete for talent, while also aligning compensation with value created for shareholders.

The PCC targets our compensation at median for similarly sized companies. For 2023, the PCC generally positioned Ballard executive compensation between P25 and P50 of the market, recognizing within our peer group that Ballard is currently positioned between P25 and P50 on various scoring metrics. When interpreting market data and applying this data to executive positions, we are mindful of our positioning relative to our group and use relative adjusted positioning to inform pay decisions.

Objectives	How We Achieve It
Attract and Retain

Paying compensation, including salaries, which are competitive in the markets in which we compete for executive talent

Long-term incentives vesting over multiple years which encourages executive retention

Motivate

Directly linking bonuses to annual performance measures that are tied to our corporate strategy to motivate short-term performance

Delivering a majority of long-term incentives contingent on achieving sustained performance consistent with our corporate strategy

Align	Delivering a significant portion of total compensation in long-term incentives that are tied to shareholder value creation Requiring executive officers to hold a meaningful equity ownership in Ballard

Peer Group

In August 2023, the PCC reviewed and approved the peer group to be consistent with the 2022 peer group (Proterra Inc. has not been included in the below illustration as it filed for Chapter 11 bankruptcy protection in 2023). This decision was made to ensure comparability of results year-over-year. This peer group is representative of the regions where Ballard operates and competes for talent; Canada, US, and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base, and market focus. Importantly, we scanned Canadian publicly-traded companies and did not find other companies that operate in a similar sector and that are of similar size. Our positioning relative to our peers on market cap and total enterprise value, on a 6-month average basis, is between P25 and P50 (as of August 15, 2023, when the peer group was approved by the PCC).

Our comparator group for 2023 is:

Canada (3)	United States (8)	Europe (4)
ATS Automation Tooling Systems Inc.	Bloom Energy Corporation	Ebusco Holding N.V.
Provides automation services internationally.	Designs, manufactures, sells, and installs solid-oxide fuel cell systems for on-site power generation in the US and internationally.	Develops, manufactures, and distributes zero emissions buses, batteries, and charging systems through Europe.
The Lion Electric Company	ChargePoint Holdings Inc.	ITM Power Plc
Designs, develops, manufactures, and distributes purpose-built all-electric medium and heavy-duty urban vehicles in North America.	Provides EV charging networks and charging solutions in the US and internationally.	Designs and manufactures proton exchange membrane electrolysers through Europe and the US.
Westport Fuel Systems Inc.	FuelCell Energy, Inc.	Nel ASA
Engineers, manufactures, and supplies alternative fuel systems and components for use in transportation applications in Europe, Americas, Asia, Africa, and internationally.	Manufactures and sells stationary fuel cell and electrolysis platforms that decarbonize power and produce hydrogen.	Produces, stores, and distributes hydrogen from renewable energy in Norway and internationally.
	Microvast Holdings, Inc.	SMA Solar Technology AG
	Provides battery technologies for electric vehicles and energy storage solutions.	Develops, produces, and sells PV and battery inverters, transformers, chokes, monitoring systems for PV systems and charging solutions for electric vehicles in Germany and internationally.
Nikola Corporation
Operates as a technology innovator and integrator that develops energy and transportation solutions.
Plug Power Inc.
Delivers end-to-end clean hydrogen and zero-emissions fuel cell solutions for supply chain and logistics applications, on-road EV’s, stationary power market, and others in North American and internationally.
SunPower Corporation
Offers solar, storage, and home energy solutions primarily in the US and Canada.

Short Business Descriptions sourced from S&P CapitalIQ

Positioning Relative to Peer Group:

At the time of approval, Ballard’s positioning relative to the group was as follows:

Percentile as at August 15, 2023 Compensation Peer Group
Market Capitalization (6-month Average)*	P53
Total Enterprise Value (6-month Average)*	P33
EBITDA	P29

*Note: 6-month average used to smooth significant market volatility

Source: S&P CapitalIQ

The PCC compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for comparable roles at comparator group companies.

The Use of Benchmarking

Our overall compensation objective is to target pay competitively among our peer group and considers our relative size positioning between P25 and P50 of our comparator group in 2023. Over- achievement or underachievement will result in actual payments for performance-based compensation being over or under the targeted amounts. Pay level setting for executives considers relevant factors such as role, experience, tenure, and performance of the individual. Considering these factors, target compensation for Ballard’s executive team varies around the 35th percentile which the Committee considers to balance the size and complexity of the roles and the need to attract and incentivize Ballard’s executives.

The PCC reviews the composition of the comparator group annually and updates it as required. Benchmarking for a company of Ballard’s size and stage of business is particularly challenging as our industry is nascent and there are few companies directly comparable. Many of the direct competitors in our industry are private or smaller fuel cell companies that are publicly traded. By contrast, companies in broader comparator groups, such as industrials and technology companies, are often significantly larger revenue companies that provide similarly inappropriate benchmarks. In determining the appropriate comparator group, the PCC utilizes benchmarking as a key input and considers several factors detailed below, including the labor markets in which we compete for executive talent. We note Ballard is focusing on sustainable commercial success of its products, consistent with many peers included in our peer group; therefore, we feel these peers best represent a market in which we compete for talent.

Pay for Performance and Incentive Awards Aligned with Shareholders Interests

The alignment between pay for performance for executive officers and shareholder interests is clearly demonstrated as follows:

Short-Term Incentive Plan – Performance measures under the annual bonus plan are substantially and directly linked to the annual operating plan and certain strategic objectives, and achievement against those measures determines the size of the annual executive bonus award. When corporate performance is below the minimum level expected by the Board, this amount could be zero. Equally, over-achievement against the measures may result in payment of bonus greater than the targeted amount, up to 150% of target.

Long Term Incentive Plan – PSUs deliver compensation value to executives by tying the earning of PSUs (i.e., ability to receive value from units) to the extent that performance measures related to key business objectives are met during the 3-year cliff vesting period. In addition, the value of vested PSUs change in line with movements in Ballard’s Share price. RSUs serve as an incentive and retention tool as they are only subject to time vesting. Like PSUs, the value of vested RSUs change in line with movements in Ballard’s Share price during the vesting period.

Executive Pay Mix and the Emphasis on “At Risk” Pay

We emphasize performance by linking a significant proportion of our executive officers’ total annual compensation to corporate and individual performance. For 2023, the amount of target annual compensation earned that was “at risk” was 80% for the CEO, 63% for the CFO, and 58% for the other Named Executive Officers, in the form of variable and/or performance-related compensation as shown below (including annual bonus, PSUs, and RSUs).

As such, executives will only receive value from those elements to the extent that the relevant performance conditions and vesting conditions are met. With long-term incentive (LTI), values are also aligned with share price performance.

Compensation Framework for 2023

The 2023 compensation program for our executive officers has four primary components that deliver pay over the short- and long-term:

Base Salary
Features	-	Set to reflect market conditions and the size and scope of the role, internal alignment, as well as individual experience and performance

Short-Term Incentive Plan
Features	-	Paid annually in cash or DSUs
	-	Each executive has a specified target bonus expressed as a percentage of base salary
	-	Outcomes are formula-driven, subject to the Board’s overarching discretion
2023 Corporate Performance Measures		Quantitative (60%)
	-	Revenue
	-	Order Book
Qualitative (40%)
	-	Cost Reduction
	-	Signing Significant Strategic Agreement
Payout Range	0% - 150%
Performance Period	1-year
Timing of Payout	Annually

Long-Term Incentive Plan
Features	-	Split 75% PSUs and 25% RSUs
Performance Measures		PSUs:
	-	3-year Cumulative Revenue
	-	Relative Total Shareholder Return
Payout Range	0% - 200%
Performance Period	3-year
Timing of Payout	-	PSUs: Cliff vest after 3-years
	-	RSUs: vest in thirds on grant anniversary

ELEMENTS OF EXECUTIVE COMPENSATION

Annual Salary

The PCC approves the annual salary of our executive officers. Salary guidelines and adjustments for our executive officers are considered with reference to:

a)	compensation benchmarking as set out above;
b)	the experience, qualifications and tenure of each executive officer;
c)	the individual performance of each executive officer; and
d)	the scope of responsibilities of each executive officer.

The following table outlines the base salaries in 2023 and 2022.

Executive	2023 Salary	2022 Salary
Randy MacEwen, President & CEO	CDN$ 600,000	CDN$ 600,000
Paul Dobson, Senior Vice President & CFO	USD$ 385,000(1)	CDN$ 500,000
Mark Biznek, Senior Vice President & COO	CDN$ 400,000(2)	n/a
Mircea Gradu, Senior Vice President & Chief Engineering Officer	CDN$ 400,000	CDN$ 400,000(3)
David Mucciacciaro, Senior Vice President & CCO	USD$ 300,000	USD$ 300,000(4)
(1)	Mr. Dobson transitioned onto Ballard’s United States payroll system on January 1, 2023.
(2)	Mr. Biznek was appointed Senior Vice President and Chief Operating Officer on January 3, 2023. The CDN$ 400,000 value for Mr. Biznek represents his annual base salary rate. His actual base salary earned in 2023 was prorated for this employment period.
(3)	Mr. Gradu was appointed Senior Vice President and Chief Engineering Officer on August 29, 2022. The CDN$ 400,000 value for Mr. Gradu represents his annual base salary rate. His actual base salary earned in 2022 was prorated for this employment period.
(4)	Mr. Mucciacciaro was appointed Senior Vice President and Chief Commercial Officer on May 23, 2022. The USD$ 300,000 value for Mr. Mucciacciaro represents his annual base salary rate. His actual base salary earned in 2022 was prorated for this employment period.

Annual Target Bonus for Executive Officers

There were no changes made to short-term incentive structure or target bonus in 2023.

	2023 Annual Target Bonus	2022 Annual Target Bonus	Change
Randy MacEwen	100%	100%	Nil
Paul Dobson	70%	70%	Nil
Mark Biznek	70%	n/a	n/a
Mircea Gradu(1)	70%	70%	Nil
David Mucciacciaro(2)	70%	70%	Nil
(1)	Mr. Gradu was appointed Senior Vice President and Chief Engineering Officer on August 29, 2022, and had a set bonus payment amount for the prorated period in 2022.
(2)	Mr. Mucciacciaro was appointed Senior Vice President and Chief Commercial Officer on May 23, 2022, and had a set bonus payment amount for the prorated period in 2022.

Annual performance bonus payments for each of the executive officers are determined at the discretion of the PCC and the Board with reference to (i) actual annual corporate performance against predetermined Corporate Scorecard goals, resulting in a Corporate Scorecard Multiplier, and (ii) actual annual individual executive performance against predetermined annual individual objectives, resulting in an Individual Performance Multiplier.

For a full discussion of annual incentive compensation for our President and CEO, see “CEO Compensation” starting at page 51.

Some metrics used within the annual plan we consider to be highly confidential information and would pose a key competitive risk should we disclose this information. Therefore, we have provided information on the metrics we believe to be of low risk to Ballard if shared.

2023 Corporate Scorecard
Financial Metrics (60%)
Financial Metrics (60%)	Weighting	0%	50%	100%	150%
Revenue (US$M)	30%	$80	$97	$105	$120
Order Book (US$M)	30%	$53	$66	$79	$86
Strategic Metrics (40%)
Cost Reduction	20%	Achieve x% cost reduction in $/kW for the XD Module (specific cost reduction target identified as competitive information)
Sign Significant Strategic Agreement	20%	Sign an agreement relating to a strategic transaction, major customer program or major commercial contract that supports future scaling

Methodology for Determining Annual Incentives

For 2023, the actual annual bonus for each executive officer is determined by the PCC based on the following formula:

Corporate Scorecard Multiplier

The Corporate Scorecard Multiplier is determined on completion of each fiscal year by the PCC and approved by the Board with reference to achievement against the goals set out in a Corporate Performance Scorecard approved by the PCC and the Board at the start of the year. Each goal on the Corporate Performance Scorecard is assigned a relative weighting in terms of importance to the performance of Ballard. The Corporate Performance Scorecard typically includes a mix of quantitative and qualitative goals. Quantitative goals, including financial metrics, typically include a threshold level of performance below which the contribution of that goal to the overall corporate scorecard multiplier is zero, and a maximum beyond which no further contribution to the corporate scorecard multiplier accrues, interpolated linearly. The financial targets in the Corporate Scorecard reflect the annual operating plan goals and if met receive a 100% payout for the metric.

Based on Ballard’s actual performance in 2023, the Board assessed the Corporate Performance Scorecard as follows:

Component Weight	Performance Metrics	Weight	Actuals	Score
Financial Goals (60%)	Annual revenue	30%	$103.3M (87% payout)(1)	26%
	Order Book	30%	$66.6M (53% payout)(2)	16%
Strategic Goals (40%)	Cost Reduction	20%	Significantly over-achieved cost reduction in $/kW for the XD Module (150% payout)	30%
	Sign Significant Strategic Agreement	20%	Signed over $30M of committed commercial orders with three customers across multiple verticals to support future scaling & margin expansion (75% payout)(3)	15%
	Total	100%	Total	87%
(1)	Revenue of $113.3M included $0.9M in revenue from discontinued operations. Although $103.3M is ~98% of the $105M target, performance was assessed at 87% based on linear interpolation between the 50% and 100% targets.
(2)	The Order Book was reduced from $86M to $66.6M due to the removal of $19.4M of previously booked orders from a specific customer experiencing financing and related program delays. Although $66.6M is ~84% of the $79M target, performance was assessed at 53% based on linear interpolation between the 50% and 100% targets.
(3)	The Board determined that the signing of these contracts with different customers in multiple market verticals constituted partial achievement of this goal.

Individual Performance Multiplier

The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer and demonstration of Ballard’s cultural values. Individual goals are set for individual executive officers by the CEO and reviewed by the PCC, and are based on agreed, objective and identifiable measures related to their roles, and aligned to the corporate performance goals. An individual performance multiplier greater than 100% (up to 150%) may be awarded for superior performance against these goals, with an individual performance multiplier of less than 100% being awarded for performance that does not achieve the goals.

In 2023, Named Executive Officers had an individual multiplier of 76% - 123%. Our executive officers received their 2023 bonus in cash.

A summary of the Named Executive Officers’ annual bonus payments for 2023 is as follows:

Name	Target Bonus (% of Salary)	Corporate Multiplier	Individual Multiplier	Performance Bonus	Bonus Paid as % of Salary	Bonus Paid as % of Target
Randy MacEwen	100%	87%	109%	$561,600	94%	94%
Paul Dobson	70%	87%	123%	US$268,363	68%	98%
Mark Biznek	70%	87%	122%	$273,000	68%	98%
Mircea Gradu	70%	87%	121%	$272,160	68%	97%
David Mucciacciaro	70%	87%	76%	US$175,770	59%	84%

Long Term Incentives

We provide our executive officers with equity-based long-term incentives through the Consolidated Share Distribution Plan (“SDP”). For 2023, our equity-based long-term incentives were granted in the form of PSUs and RSUs. In recent prior years, our equity-based long-term incentives were typically granted in the form of PSUs and Stock Options. These plans are designed to align executive officer remuneration with performance and long-term shareholder value. They serve a vital role in retaining executives as value under the awards is only received over time.

Previous and New LTI Plan

Our previous executive LTIP included PSUs and options, weighted 75% and 25%, respectively. Our PSUs prior to 2023 were subject to annual revenue and gross margin ($) targets with the overall multiplier at the end of the three years being comprised of three annual multipliers. Our new LTIP for 2023 uses PSUs and RSUs, weighted 75% and 25%, respectively. PSUs cliff vest at three years and use a three-year cumulative revenue metric and rTSR metric to assess performance (see below for further information). The following information relates to our new LTI plan. See “2020 Vesting Awards” on page 50 for further information on our previous plan and the vesting of the 2021 PSUs under it.

Performance Share Units

Performance Share Units (PSUs) typically comprise 75% of the long-term incentive compensation provided to an executive. The number of PSUs granted to each executive officer is usually determined in the first quarter of each financial year, as a percentage of base salary. The PSUs cliff vest at the end of the three-year period and are subject to two metrics within the scorecard. Below a threshold PSU Scorecard performance, no PSUs are earned. Up to 200% of PSUs can be earned for PSU Scorecard performance in excess of 100%.

Our PSUs awarded in 2023 are subject to two metrics. The two metrics are highlighted below along with the targets and the performance periods. Redemption of vested PSUs may be satisfied either with Shares bought under the Market Purchase PSU Plan or by treasury Shares reserved under the SDP.

One-time new hire RSU grants are not subject to the PSU Scorecard.

Our revenue metric (50% weighting) is a 3-year cumulative measure which we view as highly sensitive information. We plan to disclose our performance relative to this metric following the 3-year period.

The rTSR metric (50% weighting) is compared relative to a performance peer group of peers we have identified as close performance comparators. We note the performance group differs from our compensation comparator group as a number of the peers within the compensation group are relevant to Ballard from a talent perspective but do not experience the same market impacts on a performance basis. We note some peers are unique to the performance group (i.e., are not in the compensation group) as they are most relevant to Ballard on a performance basis. See the group below:

2023 PSU Performance Peer Group
Bloom Energy Corporation	Ceres Power	FuelCell Energy, Inc.
Designs, manufactures, sells, and installs solid-oxide fuel cell systems for on-site power generation in the US and internationally.	Engages in the development and commercialization of fuel cell technology in North America, Asia, and Europe.	Manufactures and sells stationary fuel cell and electrolysis platforms that decarbonize power and produce hydrogen.
ITM Power plc	McPhy Energy SA	Nel ASA
Designs and manufactures proton exchange membrane electrolysers through Europe and the US.	Provides hydrogen production and distribution equipment for hydrogen energy, hydrogen mobility, and industrial hydrogen markets.	Produces, stores, and distributes hydrogen from renewable energy in Norway and internationally.
Nikola Corporation	PowerCell Sweden AB	Proterra Inc.
Operates as a technology innovator and integrator that develops energy and transportation solutions.	Engages in the development and production of fuel cells stacks and fuel cell systems for automotive, marine, and stationary, and application in Sweden and internationally.	Provides commercial vehicles in the US, the EU, Canada, the UK, Australia, Japan, and Turkey.
Plug Power Inc.
Delivers end-to-end clean hydrogen and zero-emissions fuel cell solutions for supply chain and logistics applications, on-road EV’s, stationary power market, and others in North American and internationally.

The PCC included Proterra in the 2023 PSU Performance Peer Group. Proterra filed for Chapter 11 bankruptcy in 2023 and its rTSR performance up to its last trading day was considered.

Given the significant volatility experienced throughout our sector, we use a multi-performance period approach for the rTSR metric as follows:

Performance Period	Weight
Period 1 (Grant to end of FY2023)	20%
Period 2 (FY2024)	20%
Period 3 (FY2025)	20%
Period 1 to 3 (Grant date to end of FY ended December 2025)	40%

Performance relative to these peers uses a percentile rank approach, with targets set as follows:

rTSR (cumulative performance over 3-years, all $ in USD)
Maximum	75th percentile or greater	200%
Target	50th percentile or greater	100%
Threshold	25th percentile or greater	50%
Below Threshold	Below 25th percentile	0%

Both the revenue and rTSR metric use linear interpolation for achievement between a specified performance level.

RSUs

As noted above, in 2023 and future years, 25% of the LTIP will be granted in RSUs. RSUs will vest one third each year following the grant date. See below for the target value awarded to each of our NEOs in 2023.

Target Value of LTI

The target value of long-term incentives granted to Named Executive Officers in 2023, and the composition of long-term incentives is set out in the table below.

Total LTI Mix (%)
Name	Target LTI (% Salary)	PSUs	RSUs
Randy MacEwen	300%	75%	25%
Paul Dobson	100%	75%	25%
Mark Biznek	70%	75%	25%
Mircea Gradu	70%	75%	25%
David Mucciacciaro	70%	75%	25%

This element of compensation supports Ballard’s overall compensation objectives by linking our shareholders’ interests with those of our executive officers, by providing our executive officers with compensation that is driven by the experience of our shareholders in terms of our share price performance, and in the case of PSUs is further tied to the achievement of performance measures. In addition, we require our executive officers to comply with minimum share ownership guidelines that further align them with the shareholders’ experience.

For 2023, the awards to our Named Executive Officers were as follows:

	Number Granted
Name	Total LTI Granted (CDN$)	PSUs	RSUs
Randy MacEwen	1,800,000	195,087	65,029
Paul Dobson	509,201	57,406	19,135
Mark Biznek	280,000	0	50,000
Mircea Gradu	280,000	30,347	10,115
David Mucciacciaro	277,746	31,312	10,438
Total	3,146,947	314,152	154,717

2020 Vesting Awards

Our PSUs awarded prior to 2023 were subject to a different plan. Those PSUs cliff vested after 3 years but used annual metrics for each year resulting in a calculated multiplier being weighted for each period.

In 2022, the performance criteria for the PSU Scorecard were scaled targets for annual revenue and gross margin dollars that were linked to the 2022 Annual Operating Plan. Revenue and gross margin performance were weighted equally under the PSU Scorecard. Since the Corporation did not achieve the threshold PSU Scorecard performance in 2022, no PSUs subject to the 2022 PSU Scorecard were earned.

On March 20, 2023, 33,781 PSUs vested and after statutory withholdings, 15,708 PSUs were redeemed into Shares, representing the 2020 annual PSU awards granted to Randy MacEwen, a third of which were earned subject to the 2020, 2021, and 2022 PSU Scorecard achievements. These PSUs vested with an overall performance multiplier of 61.3%, reflecting an average score of 96% in 2020, 87% in 2021 and 0% in 2022.

Earned Awards – 2021 and 2022 PSU Awards

The 2023 performance metric for the 2021 and 2022 PSUs was a scaled target for annual revenue dollars linked to the 2023 annual operating plan, as follows:

2023 PSU Scorecard for In-Flight Awards
Metric	0%	50%	100%	150%	200%
Revenue	$72M	$76M	$105M	$117M	$129M

The 2023 PSU Scorecard, based on revenue of $103.3M, was 97%.

See below for the following annual scores and the resulting multiplier for the remaining in-flight PSUs under our old PSU plan.

Annual PSU Scorecard Performance
	2021	2022	2023	2024
2021 Grant	87%	0%	97%	-
2022 Grant	-	0%	97%	TBD

Perquisites

In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits typically include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

Executives are eligible to receive a matching contribution by the Corporation to their RRSP, 401(k) or similar retirement plan. All executives resident in Canada receive an RRSP contribution up to 50% of the maximum amount allowable under the Income Tax Act (Canada). Annual contributions are pro-rated for any partial year of employment.

In 2023

Mr. MacEwen received an RRSP contribution from the Corporation, equal to 50% of the maximum amount allowable under the Income Tax Act (Canada), as he made an equivalent personal matching contribution.

Mr. Dobson received a 401(k) contribution from the Corporation equal to 34% of the annual maximum of the Internal Revenue Service, as he made an equivalent personal matching contribution.

Mr. Biznek and Mr. Gradu each received CDN$12,000 annual cash in lieu of RRSP from the Corporation.

Mr. Mucciacciaro received a 401(k) contribution from the Corporation equal to 50% of the annual maximum of the Internal Revenue Service; as he made an equivalent personal matching contribution.

None of the Named Executive Officers participated in any sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor did they receive contributions to any such plan on their behalf from the Corporation.

CEO COMPENSATION

2023 CEO Compensation

Mr. MacEwen’s target bonus for 2023 was CDN$600,000, which was 100% of his annual base salary. His actual bonus for 2023 was determined by the PCC and the Board based on corporate financial and operational performance reflected in the Corporate Performance Scorecard rating (70% weighting), plus performance relative to his individual scorecard goals for 2023 (30% weighting), as approved by the PCC and the Board.

Performance	Outcome
Specific corporate quantitative and qualitative results are described in detail under “Corporate Scorecard Multiplier”
Corporate
(70%)	In 2023, the Corporate Scorecard Multiplier was 87% of target

Mr. MacEwen’s individual objectives for 2023 were:
	1.	Strategy Execution
This objective focused on outcomes which evidence the successful advancement against the strategic plan, including relating to quarterly performance scorecard reviews, effective strategic planning process, improved visibility on market and customer adoption, strategic actions to reduce cash burn, and capital markets alignment.
	2.	Operational Execution
Individual (30%)		This objective focused on outcomes which evidence the successful advancement the 2023 annual operating plan, including goals related to EH&S, quality, on-time delivery, product cost reduction programs, product development programs, new customer orders, and 2023 financial goals.
	3.	Talent
Develop and strengthen the Corporation’s talent and engagement against the strategic plan, including talent development and succession planning goals and improvement on employee engagement scores.
	4.	ESG (10%)
Advance the Corporation’s ESG plan in 2023.

In 2023, Mr. MacEwen’s individual performance was at or above on each of the above criteria resulting in a multiplier of 109% of target.

Overall Outcome	Mr. MacEwen’s annual bonus award was CDN$561,600 representing 94% of his target bonus, based on a corporate multiplier of 87% (weighted 70%) and an individual performance multiplier of 109% (weighted 30%).

Long-Term Incentives	Type	Value	Features
Annual	RSU	$450,000	Time-based vesting at each annual anniversary from issue over a 3-year period
Award ($)	PSU	$1,350,000	3-year cliff-vesting with performance criteria

80% of the CEO’s target compensation is ‘at-risk’ (via the annual bonus plan and long-term incentive awards): 65% of his target compensation is linked directly to performance goals (via annual bonus plan and PSUs); and 60% of his target compensation is linked to the performance of Shares (via PSUs and RSUs).

Alignment of Corporate Performance & CEO Compensation Over Time

Our compensation programs are structured to provide a significant amount of compensation in the form of equity instruments which aligns the executive experience with that of our shareholders. The chart below outlines the alignment of corporate performance with the CEO’s compensation over time and highlights:

The value of realized (actual compensation paid or exercised) compensation (i.e., base salary, STIP awards, and equity awards that have vested and paid out and exercised option gains)

Realizable compensation (i.e., in-the-money value of vested or unvested equity awards (i.e., PSUs, RSUs, options) that have not yet paid out or been exercised

The chart below outlines Randy MacEwen’s disclosed target total direct compensation relative to his realized or realizable compensation for each applicable year and the Corporation’s total shareholder return between 2019 – 2023.

Pay-for-Performance Analysis – TSR

Below we outline Ballard’s positioning on a CEO pay and performance basis relative to the compensation peer group.

1-year TSR	3-year TSR	5-year TSR	1-year Target TDC
P67	P60	P67	P34

See below for Ballard’s 1-year CEO target TDC relative to 5-year TSR performance – we note performance is relatively high and above median while disclosed pay is relatively low and below median.

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2019, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years. NASDAQ data was selected because the majority of trading of Ballard’s shares (typically >75%) occurs on this exchange.

(Dec 31)	2019	2020	2021	2022	2023
	($)	($)	($)	($)	($)
Ballard	100	326	175	67	52
NASDAQ Composite Index	100	144	174	117	167

The trend shown by this graph does not reflect the trend in Ballard’s compensation to its Named Executive Officers.

Relative to our performance peers, we have had top quartile performance for a 1-, 3-, and 5-year period.

EXECUTIVE COMPENSATION TABLES

The following table summarizes the compensation paid for the fiscal years ended on December 31, 2021, December 31, 2022, and December 31, 2023, to our Named Executive Officers.

Summary Compensation Table
				Long-Tern Incentives
				Share-Based	Option-Based	All Other	Total
Name and Principal		Salary(6)	Bonus(7)	Awards(8)	Awards(9)	Compensation(10)	Compensation
Position	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)
Randy MacEwen(1)	2023	600,000	561,600	1,800,000	0	47,374	3,008,974
President and Chief	2022	600,000	375,000	1,350,000	450,000	41,004	2,816,004
Executive Officer	2021	600,000	609,000	990,000	330,000	42,901	2,571,901
Paul Dobson(2)	2023	509,201	354,937	509,201	0	39,874	1,413,213
Senior Vice President	2022	490,385	234,500	375,000	125,000	20,000	1,244,885
and Chief Financial	2021	394,231	292,566	800,000	0	70,350	1,557,147
Officer
Mark Biznek(3)	2023	402,517	273,000	280,000	0	136,027	1,091,544
Senior Vice President	2022	-	-	-	-	-	-
and Chief Operating	2021	-	-	-	-	-	-
Officer
Mircea Gradu(4)	2023	400,000	272,160	280,000	0	92,878	1,045,038
Senior Vice President	2022	146,154	95,000	280,000	0	26,619	547,773
and Chief Engineering	2021	-	-	-	-	-	-
Officer
David Mucciacciaro(5)	2023	396,780	232,473	277,746	0	30,833	937,832
Senior Vice President	2022	251,803	165,325	277,746	0	46,220	741,094
and Chief Commercial	2021	-	-	-	-	-	-
Officer
(1)	Mr. MacEwen also a director but receives no compensation for his service as a director.
(2)	Mr. Dobson was appointed Senior Vice President and Chief Financial Officer on March 29, 2021. He was transitioned onto Ballard’s United States payroll system on January 1, 2023.
(3)	Mr. Biznek was appointed Senior Vice President and Chief Operating Officer on January 3, 2023. Mr. Biznek was employed as an independent consultant until July 10, 2023, and was paid in United States dollars. He transitioned to an executive employment agreement from July 10, 2023, and was paid in Canadian dollars thereafter.
(4)	Mr. Gradu was appointed Senior Vice President and Chief Engineering Officer on August 29, 2022.
(5)	Mr. Mucciacciaro was appointed Senior Vice President and Chief Commercial Officer on May 23, 2022.
(6)	Salary of each of the Named Executive Officers was paid in Canadian dollars, with the exceptions of Mr. Dobson who is paid in United States dollars (US$385,000 for 2023), and Mr. Mucciacciaro who is paid in United States dollars (US$300,000 for 2023, US$190,385 for 2022). Mr. Biznek was paid in United States dollars while employed as an independent consultant from January 3, 2023, to July 10, 2023 (US$153,120 for 2023). The United States dollar amounts for 2023 were US$453,652, US$304,337, and US$302,435 for Messrs. MacEwen, Biznek, and Gradu, respectively. The United States dollar amounts for 2022 were US$453,652, US$370,773, and US$110,505, for Messrs. MacEwen, Dobson, and Gradu, respectively. The United States dollar amounts for 2021 were US$453,652 and US$298,073 for Messrs. MacEwen and Dobson, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2023.
(7)	Bonus of each of the Named Executive Officers was paid in cash. Cash bonus was paid in Canadian dollars with the exceptions of Mr. Dobson’s bonus, which was paid in United States dollars (US$268,363 for 2023), and Mr. Mucciacciaro’s bonus, which was paid in United States dollars (US$175,770 for 2023 and US$125,000 for 2022).

The United States dollar amounts for 2023 were US$424,618, US$206,412, and US$205,777 for Messrs. MacEwen, Biznek, and Gradu, respectively. The United States dollar amounts for 2022 were US$283,532, US$177,302, and US$71,828 for Messrs. MacEwen, Dobson, and Gradu, respectively. The United States dollar amounts for 2021 were US$460,457 and US$221,205 for Messrs. MacEwen and Dobson, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2023.

(8)	Represents the total fair market value of PSUs and RSUs issued to each Named Executive Officer during the 2023, 2022, and 2021 fiscal years. The amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award. Fair value is determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value) is recorded as compensation expense in the statement of operations over vesting periods of one to three years.

The number of PSUs or RSUs issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, is as follows:

Share-Based Awards
			Fair Market Value of
Named Executive			a Share	Total
Officer	Year	PSUs/RSUs (#)	(CDN$)(A)	(CDN$)(B)
Randy MacEwen	2023	260,116	6.92	1,800,000
	2022	104,489	12.92	1,350,000
	2021	30,312	32.66	990,000
Paul Dobson	2023	76,541	6.65	509,201
	2022	29,025	12.92	375,000
	2021	29,862(C)	26.79	800,000
Mark Biznek	2023	50,000(D)	5.60	280,000
	2022	-	n/a	-
	2021	-	n/a	-
Mircea Gradu	2023	40,462	6.92	280,000
	2022	27,397(E)	10.22	280,000
	2021	-	n/a	-
David Mucciacciaro(A)	2023	41,750	6.65	277,746
	2022	28,926(F)	9.60	277,746
	2021	-	n/a	-
(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the PSUs and RSUs on the TSX on the date of issuance with the exception of PSUs and RSUs issued to Mr. Dobson in 2023 and Mr. Mucciacciaro in 2023 and 2022, which have been calculated using the United States dollar closing price of the Shares underlying the PSUs and RSUs on the NASDAQ on the date of issuance (US$5.03 and US$7.26 for 2023 and 2022, respectively). The total value of PSUs and RSUs issued to Mr. Dobson in United States dollars was US$385,000 for 2023. The total value of PSUs and RSUs issued to Mr. Mucciacciaro in United States dollars was US$210,000 for 2023 and US$210,000 for 2022. United States dollar amounts were converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2023.
(B)	The United States dollar amounts for 2023 were US$1,360,956, US$211,704, and US$211,704 for Messrs. MacEwen, Biznek, and Gradu, respectively. The United States dollar amounts for 2022 were US$1,020,717 and US$283,532, and US$211,704, for Messrs. MacEwen, Dobson, and Gradu respectively. The United States dollar amounts for 2021 were US$748,526, and US$604,869, for Messrs. MacEwen and Dobson, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2023.
(C)	RSUs granted to Mr. Dobson that represent a new hire grant upon his appointment in March 2021 and are subject to a 3-year vesting period only.
(D)	RSUs granted to Mr. Biznek that represent a new hire grant upon his transition to an executive employment agreement in July 2023 and are subject to a 3-year vesting period only.
(E)	RSUs granted to Mr. Gradu that represent a new hire grant upon his appointment in August 2022 and are subject to a 3-year vesting period only.
(F)	RSUs granted to Mr. Mucciacciaro that represent a new hire grant upon his appointment in May 2022 and are subject to a 3-year vesting period only.
(9)	Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 4 years, expected volatility of 68% and risk-free interest rate of 2% for 2022 and expected life of 4 years, expected volatility of 67% and risk-free interest rate of 1% for 2021. Accounting fair value is recorded as compensation expense in the statement of operations over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value).

As noted above, a dollar value is approved for the long-term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of PSUs with the remaining 25% being awarded in the form of RSUs in 2023, and 25% being awarded in the form of stock options in 2022, and 2021. The number of stock options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance). The number of stock options issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, is as follows:

Option-Based Awards
		Shares Under	Black-Scholes Value of
Named Executive		Options	Shares on Date of	Fair Market Value
Officer	Year	(#)	Grant (CDN$/Share)(A)	(CDN$)(B)
Randy MacEwen	2023	0	n/a	0
	2022	67,365	6.68	450,000
	2021	20,308	16.25	330,000
Paul Dobson	2023	0	n/a	0
	2022	18,713	6.68	125,000
	2021	-	n/a	-
Mark Biznek	2023	0	n/a	0
	2022	-	n/a	-
	2021	-	n/a	-
Mircea Gradu	2023	0	n/a	0
	2022	-	n/a	-
	2021	-	n/a	-
David Mucciacciaro	2023	0	n/a	0
	2022	-	n/a	-
	2021	-	n/a	-
(A)	The fair market value of a Share has been calculated based on the Black-Scholes valuation model using the Canadian dollar closing price of the Shares underlying the options on the TSX on the date of issuance.
(B)	The United States dollar amounts for 2022 were US$340,238 and US$94,513 for Mr. MacEwen and Mr. Dobson, respectively. The United States dollar amount for 2021 was US$249,512 for Mr. MacEwen. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2023.
(10)	All Other Compensation was paid in Canadian dollars with the exception of Other Compensation for Mr. MacEwen, which was paid in part in United States dollars (US$0 for 2023, US$0 for 2022 and US$3,951 for 2021), Mr. Dobson, which was paid in United States dollars (US$30,148 for 2023, US$0 for 2022, and US$0 for 2021), Mr. Biznek which was paid in part in United States dollars (US$26,640 for 2023), and Mr. Mucciacciaro, which was paid in United States dollars (US$23,313 for 2023 and US$34,946 for 2022). The United States dollar amounts for 2023 were US$35,819, US$102,848, US$70,224 for Messrs. MacEwen, Biznek, and Gradu, respectively. The United States dollar amounts for 2022 were US$31,003, US$15,122, and US$20,125 for Messrs. MacEwen, Dobson, and Gradu, respectively. The United States dollar amounts for 2021 were US$32,437 and US$53,190 for Mr. MacEwen and Mr. Dobson, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada rate of exchange on December 31, 2023.

The value of the items included in this amount was based on the aggregate incremental cash cost to Ballard. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

All Other Compensation
Named Executive Officer	Year	Retirement Benefits (CDN$)	Insurance Premiums(CDN$)	Other(A) (CDN$)	Total (CDN$)
Randy MacEwen	2023	15,405	2,873	29,096	47,374
	2022	14,605	3,154	23,245	41,004
	2021	13,915	3,361	25,625	42,901
Paul Dobson	2023	10,038	1,819	28,017	39,874
	2022	4,215	1,385	14,400	20,000
	2021	10,971	1,163	58,216	70,350
Mark Biznek	2023	12,000	437	123,590	136,027
	2022	-	-	-	-
	2021	-	-	-	-
Mircea Gradu	2023	12,000	1,219	79,659	92,878
	2022	4,110	494	22,015	26,619
	2021	-	-	-	-
David Mucciacciaro	2023	14,892	1,657	14,284	30,833
	2022	1,615	852	43,753	46,220
	2021	-	-	-	-
(A)	Includes automobile allowances, relocation and travel allowances, financial planning services, medical and health benefits, signing bonus, and housing and moving allowances. For Mr. Biznek, other compensation in 2023 also includes a $30,000 signing bonus and US$22,000 completion fee upon completion of his term as an independent consultant.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2023.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2023)

	Option-Based Awards				Share-Based Awards
	Number of Securities	Option		Value of Unexercised	Number of	Market or Payout Value of
Named	Underlying	Exercise	Option	In-The-Money	PSUs/RSUs That	PSUs/RSUs That Have Not
Executive	Unexercised Options	Price(1)	Expiration	Options(2)	Have Not Vested	Vested(3)
Officer	(#)	(CDN$)	Date	(CDN$)	(#)	(CDN$)
Randy	26,556(4)	14.22	Mar. 6, 2027	0	348,671	1,711,972
MacEwen	20,308(5)	32.66	Mar. 12, 2028	0
	67,365(6)	12.92	Mar. 15, 2029	0
Paul Dobson	18,713(7)	12.92	Mar. 15, 2029	0	125,753	616,196
Mark Biznek	0	n/a	n/a	0	50,000	245,500
Mircea Gradu	0	n/a	n/a	0	67,860	333,191
David	0	n/a	n/a	0	70,675	345,857
Mucciacciaro
(1)	All figures are in Canadian dollars. Where options are exercisable in United States dollars, the exercise price has been converted to Canadian dollars using the Bank of Canada rate of exchange on December 31, 2023.
(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX or NASDAQ as at December 31, 2023, and the exercise price of the option. Where the difference is a negative number, the value is deemed to be 0.
(3)	This amount is calculated by multiplying the number of PSUs or RSUs that have not vested by the closing price of the Shares underlying them on the TSX or NASDAQ as at December 31, 2023.
Such amounts may not represent the actual value of the PSUs or RSUs which ultimately vest, as the value of the Shares underlying them may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would not be feasible for Ballard to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, Ballard has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.
(4)	Vested options.
(5)	Comprising 13,538 vested and 6,770 unvested options.
(6)	Comprising 22,455 vested and 44,910 unvested options.
(7)	Comprising 6,237 vested and 12,476 unvested options.

The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2023, by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year (2023)

	Option-Based Awards –		Non-equity incentive plan
	Value Vested During the	Share-Based Awards – Value	compensation – Value earned
	Year(1)	Vested During the Year(2)	during the year
Named Executive Officer	(CDN$)	(CDN$)	(CDN$)
Randy MacEwen	0	234,101	561,600
Paul Dobson	0	0	354,937
Mark Biznek	0	0	273,000
Mircea Gradu	0	0	272,160
David Mucciacciaro	0	0	232,473
(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the TSX or NASDAQ on the vesting date and the exercise price of the options on the vesting date. Where the difference is a negative number the value is deemed to be 0.
(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX or NASDAQ on the vesting date.

The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 48,739.

For a detailed description of the principal terms of our equity-based compensation plans, see “Equity-Based Compensation Plans” at page 62. As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2023, there were 662,959 PSUs and RSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these PSUs will be determined by the Board at the appropriate time, and they are set to vest (subject to the terms of the Consolidated Share Distribution Plan) as follows:

Named Executive Officer	Number of PSUs/RSUs That Have Not Vested	Vesting Date
Randy MacEwen	18,895	March 11, 2024
	21,676	March 15, 2024
	69,660	March 14, 2025
	21,676	March 15, 2025
	216,764	March 15, 2026
Paul Dobson	6,378	March 15, 2024
	29,862	March 29, 2024
	19,351	March 14, 2025
	6,378	March 15, 2025
	63,784	March 15, 2026
Mark Biznek	50,000	July 10, 2025
Mircea Gradu	3,371	March 15, 2024
	3,372	March 15, 2025
	27,397	August 29, 2025
	33,720	March 15, 2026
David Mucciacciaro	3,479	March 15, 2024
	3,479	March 15, 2025
	28,926	May 23, 2025
	34,791	March 15, 2026

PENSION PLAN BENEFITS

None of the Named Executive Officers participate in a corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from Ballard.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include typical terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

The annual base salary for each of our Named Executive Officers under their employment agreements for 2023 was as follows: CDN$600,000 for Mr. MacEwen; USD$385,000 for Mr. Dobson; CDN$400,000 for Mr. Biznek; CDN$400,000 for Mr. Gradu; and USD$300,000 for Mr. Mucciacciaro.

Pursuant to these employment agreements, a Named Executive Officer’s employment terminates immediately, without any required period of notice or payment in lieu thereof, for just cause or upon the death of the executive. In every other circumstance for Mr. MacEwen, other than on following a change of control, we are required to provide notice of up to 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period. For Mr. Dobson, we are required to provide notice of up to 12 months plus one month for every year of employment completed with us, to a maximum of 18 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period. For Mr. Biznek, we are required to provide notice of up to 12 months plus an additional 3 months for each five years of employment completed after December 31, 2023 to a maximum of 18 months. For Mr. Gradu and Mr. Mucciacciaro, we are required to provide notice of up to 12 months plus an additional 3 months after five years of employment completed with us.

The employment contracts for Mr. MacEwen and Mr. Dobson contain change of control provisions that include a “double-trigger” in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within two years following the date of a change of control, the executive is entitled to payment in lieu of a 24-month notice period. For these purposes, a “change of control” under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;
(b)	the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the shareholders for election to the Board by a majority of the Directors;
(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or
(d)	Ballard is involved in any business combination that results in Ballard’s shareholders owning less than one-half of the voting shares of the combined entity.

In addition, all Named Executive Officers have agreed to the claw-back provision discussed previously.

Equity-Based Compensation Plans

	Resignation	Involuntary	Retirement	Change of	Termination for Cause
		Termination		Control
Stock Options(1)	Vesting stops on termination date.	Vesting stops on termination date.	Stock options continue to vest.	All stock options vest.	Vesting stops on termination date.
	Exercise of vested stock options within 30 days or otherwise forfeited.	Exercise of vested stock options within 90 days or otherwise forfeited.			Exercise of vested stock options within 30 days or otherwise forfeited.
Performance Share Units	All PSUs expire on the last day of work.	All PSUs expire on the last day of work.	PSUs continue to vest.	All PSUs vest.	All PSUs expire on the last day of work.
Deferred Share Units	Redeemed to shares by no later than December 31 of the first calendar year commencing after employment is terminated; except in the case of US holders, whose DSUs will be redeemed for shares approximately 6 months after termination of employment.
(1)	If a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period).

The Option Plan provides for the vesting of options upon an accelerated vesting event, which is defined as:

(a)	a person making a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares;
(b)	any person or persons acting in concert acquiring more than 50% of Ballard’s Shares;
(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;
(d)	Ballard joins in any business combination that results in Ballard’s shareholders owning less than 50% of the voting shares of the combined entity; or
(e)	any other transaction is approved, a consequence of which is to privatize Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

Under the SDP, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of the restriction period applicable to PSUs and RSUs such that holders will become immediately entitled to receive Shares in respect of their PSUs and RSUs (subject to applicable plan requirements).

The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive if on December 31, 2023: (1) their employment was terminated without just cause; (2) a change of control occurred; or, (3) their employment was terminated without just cause and that termination occurred following a change in control. United States dollar amounts were converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2023.

Named Executive Officer	Triggering Event (as of December 31, 2023)
	Termination of Employment(1)	Change of Control(2)	Termination of Employment
	(CDN$)	(CDN$)	following Change of Control
			(CDN$)(3)
Randy MacEwen
Severance	2,100,000	0	2,400,000
Other benefits	82,905	0	119,748
Accelerated vesting	0	1,711,972	0
Total	2,182,905	1,711,972	2,519,748
Paul Dobson
Severance	1,009,915	0	1,731,283
Other benefits	46,520	0	104,748
Accelerated vesting	0	616,196	0
Total	1,056,435	616,196	1,836,031
Mark Biznek
Severance	400,000	0	400,000
Other benefits	84,478	0	84,478
Accelerated vesting	0	245,500	0
Total	484,478	245,500	484,478
Mircea Gradu
Severance	680,000	0	680,000
Other benefits	92,878	0	92,878
Accelerated vesting	0	333,191	0
Total	772,878	333,191	772,878
David Mucciacciaro
Severance	674,526	0	674,526
Other benefits	30,833	0	30,833
Accelerated vesting	0	345,857	0
Total	705,359	345,857	705,359
(1)	Based on accrued service to December 31, 2023.
(2)	All options and PSUs vest immediately upon a change of control in accordance with the current Stock Option Plan and SDP, as applicable. Value shown equals, in the case of PSUs, the price of the underlying Shares on December 31, 2023, multiplied by the number of PSUs. Value shown in the case of Options is the difference between the market price on December 31, 2023, and the exercise price for options, for those options where the market price on that date is greater than the exercise price.
(3)	Assumes the change of control and accelerated vesting of PSUs and RSUs occurred prior to termination.

6:	EQUITY-BASED COMPENSATION PLANS

Ballard adopted two Equity-based Compensation Plans approved by our shareholders at the 2009 Annual Meeting and most recently re-approved at the 2021 Annual Meeting:

(a)	a consolidated share option plan (the “Option Plan”); and
(b)	a consolidated share distribution plan (the “SDP”).

Copies of the Option Plan and SDP are posted on the Governance section of Ballard’s website (www.ballard.com/investors/governance). For a detailed description of our equity-based compensation plans prior to the proposed amendments, see Appendix “B” and “C” of this Circular.

The following table sets out, as of December 31, 2023, the number of securities we are authorized to issue under our Equity-based Compensation Plans and the relevant exercise prices at which such securities may be issued.

	Number of Securities to be Issued Upon	Weighted -Average Exercise Price of
	Exercise of Outstanding Options,	Outstanding Options, Warrants and
Plan Category	Warrants and Rights (#)	Rights (CDN$)
Equity-based compensation plans approved by security holders	8,269,038(1)	6.57
Equity-based compensation plans not approved by security holders	Nil	N/A
Total	8,269,038(1)	6.57
(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the “DSU Plans”) will be satisfied with Shares reserved under the SDP or any successor plan. There are no outstanding warrants or rights.

The Option Plan and SDP provide that the maximum number of Ballard’s Shares available for issuance under them, in aggregate, cannot exceed 8.5% of the issued and outstanding Shares at the time of grant (prior to 2018, the cap was 10%). In addition, the maximum number of Ballard’s Shares available for issuance under the SDP cannot exceed 5% of the issued and outstanding Shares at the time of grant.

The following table summarizes the aggregate plan maximum, the outstanding securities awarded under the Option Plan and SDP, and the remaining securities available for grant for the fiscal years ended on December 31, 2023, December 31, 2022, and December 31, 2021. The percentages are calculated based on the number of issued and outstanding Shares at the end of each fiscal year.

	December 31, 2023		December 31, 2022		December 31, 2021
	#	%	#	%	#	%
Plan Maximum	25,409,535	8.50%	25,363,507	8.50%	25,304,525	8.50%
Securities Awarded under the Option Plan	4,390,222	1.47%	4,807,620	1.61%	4,041,567	1.36%
Securities Awarded under the SDP	3,878,816	1.30%	1,711,760	0.57%	1,772,444	0.58%
Remaining Securities Available for Grant	17,140,498	5.73%	18,844,127	6.32%	19,540,514	6.56%

Awards Subject to Multiplier

PSUs issued under the SDP are subject to achievement of certain performance criteria (the “PSU Scorecard”). The amount of PSUs earned is based on performance against the PSU Scorecard. Below a threshold PSU Scorecard performance, no PSUs are earned. For PSUs granted prior to 2023, up to 150% of PSUs can be earned for PSU Scorecard performance in excess of 100%. For PSUs granted from 2023, up to 200% of PSUs can be earned for PSU Scorecard performance in excess of 100%. For more information on the PSU Scorecard, see “Elements of Executive Compensation” at page 44.

Options, RSUs and DSUs issued under the Option Plan and SDP are not subject to a performance multiplier.

Annual Burn Rate

The annual burn rate, representing the number of securities granted under the Option Plan and SDP, respectively, relative to the weighted average number of securities outstanding for the fiscal years ended on December 31, 2023, December 31, 2022, and December 31, 2021, are as follows:

	Annual Burn Rate
Year	Option Plan	SDP
2023	0.00%	1.03%
2022	0.42%	0.22%
2021	0.18%	0.08%

7:	ADDITIONAL ITEMS

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 10, 2023, our current or former directors, officers and employees have no outstanding indebtedness to Ballard, its subsidiaries or to any other entity and which is guaranteed by Ballard or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was US$882,500 for 2023, and US$1,170,132 for 2022. The premium decrease was primarily due to rate reductions in the directors and officers insurance market. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$40 million (down from US$60 million). In addition to the payment of the premiums, we are required to pay the policy deductible of up to US$2,500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liabilities and losses reasonably incurred or suffered arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

Additional information relating to us is included in the following public filings, which are incorporated by reference (the “Incorporated Documents”) into, and form an integral part of, this Circular:

●	Annual Information Form dated March 11, 2024;
●	Audited Annual Financial Statements for the year ended December 31, 2023, together with the auditors’ report thereon; and
●	Management's Discussion and Analysis for the year ended December 31, 2023.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedarplus.ca or www.sec.gov/edgar, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

Any shareholder who intends to present a proposal at our annual shareholders’ meeting held in 2025 must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:

●	must be received by us no later than March 5, 2025; and
●	must comply with the requirements of section 188 of the Business Corporations Act (British Columbia).

We are not obligated to include any shareholder proposal in our proxy materials for the annual shareholders’ meeting held in 2025 if the proposal is received after the March 5, 2025 deadline.

APPROVAL BY THE BOARD

Our Board has approved the contents and the sending of this Circular to the shareholders of Ballard.

BY ORDER OF THE BOARD

“Kerry Hillier”

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

Dated: April 8, 2024

DEFINED TERMS

In this management information circular (the “Circular”):

“Ballard”, “Corporation”, “we”, “us” and “our” refer to Ballard Power Systems Inc.

“beneficial shareholders” means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

“Board” means the board of directors of Ballard.

“CDN$” refers to Canadian currency.

“dollars” or “$” refer to United States currency unless specifically stated otherwise.

“DSU” means deferred share unit.

“Equity-based Compensation Plans” means the Option Plan and the SDP.

“LTIP” means long-term incentive plan.

“Meeting” means the 2024 annual meeting of our registered shareholders and includes any adjournment thereof, unless otherwise indicated.

“NASDAQ” means the NASDAQ Global Market.

“Option Plan” means Ballard’s consolidated share option plan, the principal terms of which are set out in Appendix “B”.

“PCC” means the People & Compensation Committee of the Board.

“PSU” means performance share units subject to time and performance vesting criteria, unless otherwise noted. “Record Date” means 5:00 p.m. Pacific Daylight Time on April 8, 2024.

“registered shareholders” means registered holders of our Shares on the Record Date.

“RSU” means restricted share units subject to time vesting criteria only.

“rTSR” means relative Total Shareholder Return.

“shareholders” means registered shareholders and beneficial shareholders.

“SDP” means Ballard’s consolidated share distribution plan, the principal terms of which are set out in Appendix “C”.

“SEC” means the U.S. Securities and Exchange Commission.

“SGC” means the Sustainability & Governance Committee of the Board.

“Shares” means common shares without par value in the capital of Ballard.

“STIP” means short-term incentive plan.

“TSX” means the Toronto Stock Exchange.

“US$” refers to United States currency.

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APPENDIX “A”
BOARD MANDATE

The board of directors (the “Board”) is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a member of the Corporation's board of directors (the “Board”). The “CEO” means the President & Chief Executive Officer of the Corporation. “PCC” means the People & Compensation Committee and the “SGC” means the Sustainability & Governance Committee.

COMPOSITION

A.	As stated in the Articles of the Corporation, the Board will be composed of no fewer than three directors.
B.	The Board will have a majority of independent directors. A director is considered “independent” if they do not have a material or pecuniary relationship with the Corporation or related entities (other than compensation received for their service as director) and otherwise meet the requirements for independence established by securities regulations and exchange requirements applicable to the Corporation from time to time.
C.	The Board will appoint its own Chair.

MEETINGS

A.	Meetings of the Board will be held as required, but at least four times a year. Any director may request a meeting of the Board be called by notifying the Board Chair.
B.	Notice of the time and place of each meeting will be given to each director either by telephone or other electronic means not less than 1 week before the time of the meeting. Meetings may be held at any time if all directors have waived or are deemed to have waived notice of the meeting. A director participating in a meeting will be deemed to have waived notice of the meeting.
C.	The CEO will have direct access to the Board and may request a meeting of the Board be called by notifying the Board Chair. The CEO will receive notice of every Board meeting and will normally be requested to attend, other than in cases where the Board wishes to meet in-camera. Other executives or employees of the Corporation will attend meetings of the Board at the request of the Chair.
D.	Meetings will be chaired by the Board Chair; or if the Chair is absent, by the CEO, if a director; or if the Chair and the CEO are absent, by a member chosen by the Board from among themselves.
E.	A director may participate in meetings of the Board or any committee of the Board in person, by telephone, or with the consent of the other directors at the meeting, by another communications medium, and a director participating in such a meeting by any such means is deemed to be present at that meeting.
F.	A majority of directors constitute a quorum necessary for the transaction of business at Board meetings. A quorum once established is maintained even if directors leave the meeting prior to conclusion.

G.	The Corporate Secretary or his or her nominee will act as Secretary to the Board.
H.	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.
I.	As part of every regularly-scheduled meeting, the Board will hold in-camera sessions with: (1) the CEO; (2) of the Board, without management or management directors present; and (3) of the independent directors of the Board, without non-independent directors present. The Board may also hold other in-camera sessions with such members of management present as the Board deems appropriate.

DUTIES AND RESPONSIBILITIES

A.	Selection of Management

The Board is responsible for appointing the Chief Executive Officer (“CEO”), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the PCC, the Board is also responsible for appointing all other officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

B.	Corporate Strategy

The Board will, in consultation with management, establish and approve the Corporation’s strategic direction and objectives. In this regard, the Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors the progress made against these goals.

In addition, the Board approves key transactions that have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board.

C.	Fiscal Management and Reporting

The Board, through the Audit Committee, monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with applicable accounting principles. Through the Audit Committee, the Board also monitors the quality and integrity of the Corporations’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems.

The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations, and reviews and approves the Corporation’s Annual Information Form and management information circular each year.

D.	Cybersecurity

The Board, through the Audit Committee, has oversight responsibility with respect to the Company’s information technology use and data security, including, but not limited to, enterprise cybersecurity, privacy, data collection and protection and compliance with information security and data protection laws.

E.	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates, including the Corporation’s environmental, social and governance (“ESG”) initiatives, and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

F.	Statutory Requirements

The Board is responsible for approving all matters that require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

G.	Formal Board Evaluation

The Board, through a process led by the SGC, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Board Chair. The results of the evaluation and recommended improvements are discussed with the full Board. The Board also sets annual goals or focus priorities and tracks performance against them. In addition, each individual director’s performance is evaluated and reviewed regularly.

H.	Risk Management

The Board will ensure that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation’s business and strategy, including climate change and other environmental, social and governance risks. The Board will satisfy itself as to the effective oversight of risk management of individual risks.

I.	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback.

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APPENDIX “B”
DESCRIPTION OF OPTION PLAN

All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan.

The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

The aggregate number of Shares that may be reserved for issuance under the Option Plan, when aggregated with the number of Shares reserved for issuance under the Corporation’s Consolidated Share Distribution Plan, cannot not exceed 8.5% of the Shares then issued and outstanding (on a non-diluted basis). Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the Option Plan, the number of Shares (i) issued to insiders in any year under the Option Plan, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the Option Plan, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX (in respect of options issued to persons resident in any country other than the U.S.), or NASDAQ (in respect of options issued to persons resident in the U.S.), on the last trading day before the date the option is granted.

Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

If an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares; (b) any person or persons acting in concert acquire more than 50% of Ballard’s Shares; (c) there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; (d) Ballard joins in any business combination that results in anyone other than Ballard’s shareholders owning more than 50% of the voting shares of the combined entity; or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

The Option Plan also contains a “double trigger” in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and
(b)	if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:
(i)	because of his or her death, for one year after the optionee dies;
(ii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or
(iii)	other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

If the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iii) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

If an optionee becomes “totally disabled” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

Similarly, if an optionee becomes “retired” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;
(b)	amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the vesting period, acceleration of vesting, term, extension of term, termination or expiry, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:
(i)	a change in the number or percentage of Shares reserved for issuance under the plan;
(ii)	a reduction in the exercise price of an option;
(iii)	an extension of the expiry date of an outstanding option;
(iv)	an increase to the maximum number of Shares that may be:
(A)	issued to insiders within a one-year period; or
(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(v)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000;
(vi)	a change permitting Options to be transferable or assignable other than for normal course estate settlement purposes; or
(vii)	a change to the amendment provisions of the Option Plan;
(c)	the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;
(d)	any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to regain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;
(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or
(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX “C”
DESCRIPTION OF SDP

The SDP is a single plan divided into the following three principal sections:

1.	A deferred share unit section for senior executives (the “DSU Plan for Executive Officers”). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in cash.
2.	A deferred share unit section for directors (the “DSU Plan for Directors”). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued to persons resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued to persons resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

3.	A performance share unit section (the “PSU Plan”). All employees (but not non-executive directors) are eligible to participate in the PSU Plan.

The vesting of PSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each PSU is convertible into one Share, which will be issued under the SDP.

A “double trigger" is included in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of a PSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of PSUs to assist the holder to tender into the take-over bid. In addition, the Board has the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event.

If any performance criteria or other conditions specified in an award of PSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the PSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those PSUs.

All PSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries except that,

(a)	in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of PSUs will, unless otherwise specified in the award, be deemed satisfied and the PSUs will be converted into Shares; and
(b)	if the participant is retired, the vesting of PSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

PSUs cannot be assigned other than by will or the laws of descent and distribution.

Under the SDP, the Board can elect to satisfy the conversion of PSUs through Ballard Shares purchased on the open market.

The aggregate number of Shares that may be reserved for issuance under the SDP, when aggregated with the number of Shares reserved for issuance under the Option Plan, cannot exceed 8.5% of the Shares then issued and outstanding (on a non-diluted basis). In addition, the maximum number of the Corporation’s Shares available for issuance under the SDP cannot exceed 5% of the issued and outstanding Shares at the time of grant. Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the SDP, the number of Shares (i) issued to insiders in any year under the SDP, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation, may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the SDP, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any PSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;
(b)	amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or PSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or PSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:
(i)	a change in the number or percentage of Shares reserved for issuance under the plan;
(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;
(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;
(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of a PSU;
(v)	an increase to the maximum number of Shares that may be:
(A)	issued to insiders within a one-year period; or
(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(vi)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000;
(vii)	permitting DSUs or PSUs to be transferable or assignable other than for normal course estate settlement purposes; or
(viii)	a change to the amendment provisions of the plan;
(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:
(i)	participate as holders of PSUs at the discretion of the Board;
(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or
(iii)	increase limits previously imposed on non-employee director participation;
(d)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or
(e)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or PSU agreement.

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Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, BC V5J 5J8 Canada
(P) +1-604-454-0900

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